UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: September 8, 2010

	By:	/s/ Elena Shmatova
	Name:	Elena Shmatova
	Title:	General Director

2

Amsterdam and New York (September 2, 2010) - “VimpelCom Ltd” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, today announced its operating and financial results for the quarter ended June 30, 2010.

Quarterly highlights:

•	Combination of OJSC VimpelCom and Kyivstar into VimpelCom Ltd. completed April 21, 2010*

•	Number of mobile subscriptions up to 89.4 million; broadband subscriptions grew to 2.7 million

•	Net operating revenues increased by 23% year-on-year to $2.64 billion

•	Adjusted OIBDA** reached $1.26 billion, consolidated OIBDA margin comprised 47.8%

•	Net income attributable to VimpelCom was $334.7 million

•	Operating cash flow amounted to $1.0 billion

*	On April 21, 2010, following the successful completion of VimpelCom’s exchange offer for common and American depositary shares of OJSC VimpelCom, VimpelCom’s two strategic shareholders completed the acquisition of OJSC VimpelCom and Kyivstar by VimpelCom Ltd. This transaction was accounted for as the acquisition of Kyivstar by VimpelCom Ltd., an accounting successor of OJSC VimpelCom. Therefore, the financial results of Kyivstar have been included in the consolidated financial results of the Company since April 21, 2010. The financial results for the periods prior to April 21, 2010 represent the historical financial results of OJSC VimpelCom.
**	Hereafter Adjusted OIBDA is referred to as OIBDA and Adjusted OIBDA margin is referred to as OIBDA margin (See definitions of Adjusted OIBDA and Adjusted OIBDA margin in Attachment A)

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Consolidated Financial Results*

CONSOLIDATED OPERATIONS (US$, millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	2,641.6	2,145.5	23.1%	2,231.1	18.4%
Adjusted OIBDA	1,261.8	1,087.6	16.0%	1,041.2	21.2%
Adjusted OIBDA margin, %	47.8%	50.7%		46.7%
SG&A	766.4	573.5	33.6%	643.3	19.1%
including HQ cost**	19.9	n/a		10.8	84.3%
SG&A percentage	29.0%	26.7%		28.8%
Net income attributable to VimpelCom Ltd.	334.7	700.5	-52.2%	381.5	-12.3%
Net income attributable to VimpelCom Ltd. per ADS, basic (US$)	0.28	0.69		0.38
Operating cash flow	1,000.9	859.6	16.4%	803.3	24.6%
Capital expenditures	381.4	155.3	145.6%	179.3	112.7%
ROCE, %	22.7%	20.2%		24.3%

Commenting on the results, VimpelCom’s Chief Executive Officer, Alexander Izosimov, said, “Our second quarter results show positive dynamics, reflecting economic recovery in major markets and seasonal trends. Revenues increased substantially as a result of both Kyivstar consolidation and strong organic growth across all key segments of our business. The mobile segment in Russia delivered its highest ever quarterly ruble revenues. Quarterly revenue and margin dynamics in Ukraine improved substantially on a like-for-like basis. In Kazakhstan, our largest market in the CIS segment, the strong quarterly results also reflect the macroeconomic recovery.”

Mr. Izosimov continued, “During the last few months we made substantial progress from an organizational standpoint. We streamlined our structure, forming four operating segments – Russia, Ukraine, CIS and South-East Asia – with new lean headquarters in Amsterdam. This will allow the operating companies to focus on business development in their markets, while benefiting from being part of a global enterprise. We also strengthened our management team with Henk van Dalen joining us as our Chief Financial Officer.

Although return on capital employed has been growing during the previous two quarters the consolidation of Kyivstar brought in additional equity and goodwill affecting the ratio in the second quarter 2010. We aim to maintain ROCE at our targeted level of above 20%.

We see significant opportunities for growth in our core markets and we clearly understand the challenges. We are confident in our ability to take advantage of these opportunities to deliver value to our shareholders.”

*	Please see the consolidated results on a pro-forma basis in the Attachment G.
**	Includes $12.2 and $8.5 million Kyivstar transaction related costs for 2Q10 and 1Q10, respectively.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Russia - Financial and Operating Results

The Russian economy continues to demonstrate signs of recovery as indicated by major macroeconomic parameters. Healthy demand supported by seasonal trends helped us to grow revenues quarter-on-quarter across all of our business segments, including the fixed-line business.

•	In the mobile segment:

•	Increase in usage, coupled with stable pricing, led to a quarterly increase in ARPU of 7.2%

•	Mobile data traffic through USB modems increased more than threefold year-on-year, generating revenue growth of 69%

•	Mobile OIBDA margin remains strong above 50%

•	In the fixed-line segment:

•	Business segment revenues returned to growth after four quarters of negative dynamics despite competitive pricing pressure

•	Number of broadband subscriptions up to 1.2 million, a 33.8% increase year-on-year

•	Broadband revenues up 23.8% year-on-year to 1.3 billion rubles

The Company substantially stepped up investments as the Russian telecom market resumed its growth. We continue to focus on the efficiency of our investments, aiming to maintain ROIC at above 30%. The organizational adjustments within the new corporate structure have been completed. The management team, led by Elena Shmatova, will focus on capturing re-emerging growth to ensure superior returns for our shareholders.

RUSSIA (RUR millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	61,738	59,136	4.4%	57,350	7.7%
Adjusted OIBDA	29,114	30,440	-4.4%	27,236	6.9%
Adjusted OIBDA margin, %	47.2%	51.5%		47.5%
SG&A	16,891	15,253	10.7%	15,664	7.8%
including Sales & Marketing Expenses	5,594	4,726	18.4%	4,966	12.6%
including General & Administrative Costs	11,297	10,527	7.3%	10,698	5.6%
SG&A percentage	27.4%	25.8%		27.3%
Net income attributable to VimpelCom Ltd.	9,962	22,295	-55.3%	11,708	-14.9%
Capital expenditures	7,364	3,450	113.4%	3,709	98.5%
Free cash flow	11,731	28,557	-58.9%	17,584	-33.3%
ROIC, %	33.0%	26.5%		33.0%

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

RUSSIA REVENUES* (RUR millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	61,738	59,136	4.4%	57,350	7.7%
Mobile	51,825	49,231	5.3%	47,882	8.2%
Fixed-line	9,913	9,905	0.1%	9,468	4.7%
Business segment	4,614	5,278	-12.6%	4,479	3.0%
Wholesale	3,668	3,214	14.1%	3,391	8.2%
Residential	1,631	1,413	15.4%	1,598	2.1%

RUSSIA OIBDA DEVELOPMENT* (RUR millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA Total	29,114	30,440	-4.4%	27,236	6.9%
Mobile	26,437	27,052	-2.3%	24,524	7.8%
Fixed-line	2,677	3,388	-21.0%	2,712	-1.3%
Adjusted Total OIBDA margin, %	47.2%	51.5%		47.5%
Mobile, %	51.0%	54.9%		51.2%
Fixed-line, %	27.0%	34.2%		28.6%

RUSSIA OPERATING DEVELOPMENT	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile operations
Subscriptions (‘000)	50,912	49,971	1.9%	51,254	-0.7%
including mobile broadband subscriptions	1,300	763	70.4%	1,168	11.3%
MOU, min	219.3	211.8	3.5%	203.9	7.6%
Adjusted MOU**, min	224.1	214.5	4.5%	208.4	7.5%
ARPU, RUR	329.9	322.8	2.2%	307.7	7.2%
ARPU, US$	10.9	10.1	7.9%	10.3	5.8%
Fixed-line operations
Broadband subscriptions (‘000)	1,199	896	33.8%	1,167	2.7%
Broadband ARPU, RUR	358.8	392.0	-8.5%	394.7	-9.1%
Broadband ARPU, US$	11.9	12.2	-2.5%	13.2	-9.8%

*	Mobile and fixed revenues for all periods were recalculated; see definition of reportable segments in Attachment A.
**	Adjusted MOU is calculated for mobile subscriptions excluding mobile broadband subscriptions using USB modems.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Ukraine Financial and Operating Results*

In Ukraine, we see improvement in the macroeconomic situation. During the second quarter, we observed less competitive pricing pressure in the mobile segment of the Ukrainian telecom market, which partly helped to offset the negative effect from declining mobile termination rates.

•	In the mobile segment (on a pro-forma basis):

•	Our marketing activities focused on the price sensitive segment resulting in stabilization of our active customer base

•	ARPU increased quarter-on-quarter by 8.8% driven by further increase in usage, seasonal trends and changes in revenue mix

•	Mobile OIBDA margin was up to 55.1% with substantial improvements in Kyivstar’s operational performance

•	In the fixed-line segment (on a pro-forma basis):

•	Revenues increased 2.9% year-on-year and 1.4% quarter-on-quarter

•	OIBDA margin decreased to 34.3%, reflecting higher wholesale revenues

•	Substantial ongoing investments in FTTB to support strong broadband revenue growth

Overall, despite the current positive signs, market uncertainty remains due to ongoing regulatory changes and the dynamic competitive situation. We continue to monitor the market and are ready to take all necessary steps to sustain our leadership position.

UKRAINE PRO-FORMA (UAH millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	3,071	3,123	-1.7%	2,854	7.6%
Adjusted OIBDA	1,663	1,706	-2.5%	1,410	17.9%
Adjusted OIBDA margin, %	54.2%	54.6%		49.4%
SG&A	854	867	-1.5%	906	-5.7%
including Sales & Marketing Expenses	165	175	-5.7%	160	3.1%
including General & Administrative Costs	689	692	-0.4%	746	-7.6%
SG&A percentage	27.8%	27.8%		31.7%
Net income attributable to VimpelCom Ltd.	339	442	-23.3%	187	81.3%
Capital expenditures	538	304	77.0%	480	12.1%
Free cash flow	868	1,370	-36.6%	779	11.4%

UKRAINE ACTUAL (UAH millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	2,461.3	390.4	530.5%	359.2	585.2%
Adjusted OIBDA Total	1,304.4	76.4	1607.3%	80.7	1516.4%
Net income/(loss) attributable to VimpelCom Ltd.	236.1	-81.5	n/a	-62.4	n/a

*	Ukraine reporting segment includes operations of Kyivstar, URS and GTI.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

UKRAINE PRO-FORMA REVENUES (UAH millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	3,071	3,123	-1.7%	2,854	7.6%
Mobile	2,928	2,984	-1.9%	2,713	7.9%
Fixed-line	143	139	2.9%	141	1.4%
Business segment	73	79	-7.6%	74	-1.4%
Wholesale	47	48	-2.1%	47	0.0%
Residential	23	12	91.7%	20	15.0%

UKRAINE PRO-FORMA OIBDA DEVELOPMENT (UAH millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA Total	1,663	1,706	-2.5%	1,410	17.9%
Mobile	1,614	1,659	-2.7%	1,359	18.8%
Fixed-line	49	47	4.3%	51	-3.9%
Adjusted Total OIBDA margin, %	54.2%	54.6%		49.4%
Mobile, %	55.1%	55.6%		50.1%
Fixed-line, %	34.3%	33.8%		36.2%

UKRAINE PRO-FORMA OPERATING DEVELOPMENT	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile operations
Subscriptions (‘000)	24,059	24,158	-0.4%	23,885	0.7%
MOU, min	426.7	296.2	44.1%	406.3	5.0%
ARPU mobile, UAH	39.7	40.2	-1.2%	36.5	8.8%
ARPU mobile, US$	5.0	5.3	-5.7%	4.6	8.7%
Fixed-line operations
Broadband subscriptions (‘000)	164	53	209.4%	134	22.4%
Broadband ARPU, UAH	42.8	62.0	-31.0%	49.8	-14.1%
Broadband ARPU, US$	5.4	8.1	-33.3%	6.2	-12.9%

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

CIS - Financial and Operating Results*

Quarterly highlights:

In the CIS, we achieved considerable organic revenue growth both on a year-on-year and quarter-on-quarter basis. Consolidation of operations in Kyrgyzstan further improved our top line. The results from our largest CIS market, Kazakhstan, have shown very strong dynamics, with robust revenue growth and increased OIBDA margin.

•	In Kazakhstan, over 14% revenue growth in local currency both year-on-year and quarter-on-quarter, reflecting signs of economic recovery after more than two years of macroeconomic downturn

•	Consolidated OIBDA margin remains strong in the targeted level of high 40’s

•	Total number of broadband subscriptions increased 141% year-on-year as we continue to actively develop our broadband projects in Kazakhstan, Uzbekistan and Armenia

•	Capex for the CIS markets increased substantially both year-on-year and quarter-on-quarter to support our 2G and 3G rollout, affecting free cash flow

CIS OPERATIONS (US$ millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	336.2	280.1	20.0%	294.8	14.0%
Adjusted OIBDA	161.9	138.7	16.7%	139.6	16.0%
Adjusted OIBDA margin, %	48.2%	49.5%		47.4%
SG&A	90.1	72.5	24.3%	79.1	13.9%
including Sales & Marketing Expenses	21.4	15.8	35.4%	18.2	17.6%
including General & Administrative Costs	68.7	56.7	21.2%	60.9	12.8%
SG&A percentage	26.8%	25.9%		26.8%
Net income attributable to VimpelCom Ltd.	28.4	32.9	-13.7%	27.1	4.8%
Capital expenditures	70.6	21.7	225.3%	32.3	118.6%
Free cash flow	37.5	85.0	-55.9%	75.4	-50.3%
ROIC, %	10.1%	12.1%		9.3%
Mobile subscriptions (‘000)	13,875	11,692	18.7%	13,125	5.7%
including mobile broadband subscriptions	17	—	n/a	15	13.3%
Broadband fixed-line subscriptions (‘000)	65	27	140.7%	44	47.7%

*	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

South-East Asia – Overview

We continue developing our operations in South-East Asia and remain optimistic regarding the market potential in this region.

•	Our business in Cambodia continues to grow and after the first year of operations we became the 3rd largest player in a nine-player market

•

While our network in Vietnam covers approximately 60% of the population, we had to temporarily slow down further development as we and our JV partner determine the optimal way to finance the expansion of our Vietnamese operations

SEA (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating mobile revenues	5.5	0.9	511.1%	4.4	25.0%
Adjusted mobile OIBDA	-8.1	-8.5	n/a	-8.6	n/a

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

For more information on financial and operating data for specific countries, as well as reconciliation of OIBDA, please refer to the supplementary file FinancialOperatingQ22010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

The Company’s management will discuss its second quarter 2010 results during a conference call and slide presentation on September 2, 2010 at 4:30 pm CET, (10:30 am US ET). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through September 9, 2010. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the expected growth and development of our operations. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate its Ukrainian operations and other newly-acquired businesses and other factors. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin		Mateo Millett
VimpelCom		FD
Tel:	+31 (0)20 3012240 (Amsterdam)	Tel: 1-617 897-1533
Tel:	7-495- 954-7888	mateo.millett@fd.com
Investor_Relations@vimpelcom.com

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

- Definitions and tables are attached –

Attachment A: Definitions

Adjusted OIBDA is a non-U.S. GAAP financial measure. Adjusted OIBDA, previously referred to as EBITDA or OIBDA by OJSC VimpelCom, is defined as operating income before depreciation, amortization and impairment loss. Our management uses adjusted OIBDA and adjusted OIBDA margin as supplemental performance measures and believes that adjusted OIBDA and adjusted OIBDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of adjusted OIBDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. Adjusted OIBDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide OIBDA or EBITDA (earnings before interest, taxes, depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment loss, which items may significantly affect operating income between periods. However, our adjusted OIBDA results may not be directly comparable to other companies’ reported OIBDA or EBITDA results due to variances and adjustments in the components of OIBDA (including our calculation of adjusted OIBDA) or calculation measures. Additionally, a limitation of adjusted OIBDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of adjusted OIBDA to net income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section as well as in the supplementary file FinancialOperatingQ22010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Adjusted OIBDA margin is a non-U.S. GAAP financial measure. We calculate adjusted OIBDA margin as adjusted OIBDA divided by net operating revenues, expressed as a percentage. Reconciliation of adjusted OIBDA margin to net income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section as well as in the supplementary file FinancialOperatingQ12010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscriptions during the period and dividing by the number of months in that period.

Broadband subscriptions are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile internet access via USB modems using 3G/HSDPA technologies.

Capital expenditures (Capex) – purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

CIS Geographic Segment for the purpose of VimpelCom’s reporting includes our operations in the following countries: Kazakhstan, Kyrgyzstan, Uzbekistan, Tajikistan, Armenia and Georgia. Starting from the second quarter 2010 OJSC VimpelCom’s operation in Ukraine was included into a separate reporting segment together with Kyivstar and reported on a pro-forma basis for all periods starting from the first quarter of 2010.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Free cash flow is a non-U.S. GAAP financial measure and is calculated as net income plus depreciation and amortization minus capital expenditures for the reported period (a quarter or a year, respectively). The Company believes that free cash flow provides useful information to investors because it is an indicator of our company’s operational and financial performance and represents our ability to generate cash to maintain or expand our asset base. The Company also refers to free cash flow in determining its dividends. Free cash flow should not be considered in isolation as an alternative to operating cash flow or any other measure of the company’s cash flows management. Reconciliation of free cash flow to net income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section (Attachment C).

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

SEA Geographic segment – VimpelCom’s operations in South-East Asia, which include operations in Cambodia and VimpelCom’s respective equity in net results of operations of its Vietnamese associate entity GTEL-Mobile JSC (“GTEL-Mobile”).

Mobile subscriptions are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscriptions also includes SIM-cards for use of mobile Internet service via USB modems.

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscriptions during the period and dividing by the number of months in that period.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of long-term debt and short-term debt minus cash and cash equivalents. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent, as well as short-term investments. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Reportable segments – The Company identified Russia mobile, Russia fixed-line, CIS mobile, CIS fixed-line, Ukraine mobile, Ukraine fixed-line and Asia mobile reporting segments based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Mobile lines include activities for the providing of wireless telecommunication services to the Company’s subscribers; fixed-line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Revenues and expenses are shown net of intercompany transactions within one geographical segment. Intersegment revenues and expenses between different geographical segments are eliminated at the consolidated level. Starting second quarter of 2010 VimpelCom also started to consider VimpelCom’s respective equities in net results of operations of the Company’s associates Morefront Holdings Ltd. and GTEL-Mobile as part of operations of Russia mobile and Asia mobile reporting segments, respectively, as well as VimpelCom’s DVB-T and DVB-H activities were allocated to Russia fixed-line and Russia mobile segments, respectively. The comparative information was retrospectively adjusted.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

ROCE is a non-U.S. GAAP financial measure and is calculated as operating income for the last twelve months divided by the sum of net debt, total equity and redeemable noncontrolling interest calculated as an average of the quarter-end balances for the last four quarters. The Company believes that ROCE (return on capital employed) provides useful information to management of our company and investors because it is an indicator of our company’s operational performance and represents a return on employed capital at the end of each reported period. Calculation of ROCE on the basis of U.S. GAAP financial measures is presented in the reconciliation tables section below (Attachment C).

ROIC is a non-U.S. GAAP financial measure and is calculated as operating income for the last twelve months divided by the sum of property and equipment, licenses, intangible assets, goodwill, software and frequency permissions as reflected on the balance sheet as of the end of the period. The Company believes that ROIC (return on invested capital) provides useful information to management of our company because it is an indicator of our company’s operational performance and provides a useful indication of how profitably our company used its resources in each reportable segment over the reported period. Calculation of ROIC on the basis of U.S. GAAP financial measures is presented below in the reconciliation tables section below (Attachment C).

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Ukraine segment – Due to change in the reporting structure of VimpelCom and in line with intentions made public by the Company in the previous quarter, Ukraine was considered to be a separate reporting segment apart from the CIS and includes the operations of VimpelCom’s indirect Ukrainian subsidiaries Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”) and “Golden Telecom” Limited Liability Company (“GT LLC”)), as well as Kyivstar.

VAS (value added services) includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services.

Voice revenue – for the purpose of press-release voice revenue includes voice revenue generated by our subscribers, roaming revenues generated by our subscribers and guest roamers and interconnect revenue. In our annual report and annual report on Form 20-F we report each of these types of revenues separately.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Attachment B: VimpelCom Ltd financial statements

VimpelCom Ltd

Unaudited Condensed Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(In thousands of US dollars, except share amounts)
Operating revenues:
Service revenues	$2,584,855	$2,109,735	$4,787,484	$4,052,496
Sales of equipment and accessories	44,539	32,188	71,118	60,868
Other revenues	12,240	5,335	14,160	9,171

Total operating revenues	2,641,634	2,147,258	4,872,762	4,122,535
Revenue based tax	—	(1,754)	—	(4,016)

Net operating revenues	2,641,634	2,145,504	4,872,762	4,118,519

Operating expenses:
Service costs	553,022	442,290	1,054,610	882,527
Cost of equipment and accessories	47,879	30,022	74,229	58,688
Selling, general and administrative expenses	766,416	573,471	1,409,713	1,111,012
Depreciation	376,648	325,525	729,201	634,162
Amortization	116,544	70,182	183,238	142,783
Provision for doubtful accounts	12,485	12,139	31,129	30,000

Total operating expenses	1,872,994	1,453,629	3,482,120	2,859,172

Operating income	768,640	691,875	1,390,642	1,259,347
Other income and expenses:
Interest income	16,079	18,791	27,625	33,604
Net foreign exchange (loss)/gain	(126,393)	324,056	(21,459)	(421,707)
Interest expense	(132,264)	(140,616)	(273,924)	(278,009)
Equity in net gain/(loss) of associates	11,088	4,697	7,304	(30,615)
Other (expenses)/income, net	(10,011)	555	(58,356)	(4,918)

Total other income and expenses	(241,501)	207,483	(318,810)	(701,645)

Income before income taxes	527,139	899,358	1,071,832	557,702
Income tax expense	177,958	191,429	331,007	157,329

Net income	349,181	707,929	740,825	400,373
Net income/(loss) attributable to the noncontrolling interest	14,441	7,404	24,607	(3,520)

Net income attributable to VimpelCom	$334,740	$700,525	$716,218	$403,893

Basic EPS :
Net income attributable to VimpelCom per common share restated	$0.28	$0.69	$0.65	$0.38
Weighted average common shares outstanding (thousand)	1,227,320	1,012,449	1,121,394	1,012,399

Diluted EPS :
Net income attributable to VimpelCom per common share restated	$0.28	$0.69	$0.65	$0.38
Weighted average diluted shares (thousand)	1,227,780	1,013,001	1,121,991	1,012,505

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

VimpelCom Ltd Unaudited Condensed Consolidated Balance Sheets

	June 30, 2010	December 31, 2009
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$2,352,548	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts	516,272	392,365
Inventory	76,507	61,919
Deferred income taxes	109,189	91,493
Input value added tax	128,417	96,994
Due from related parties	146,483	249,631
Other current assets	381,545	627,257

Total current assets	3,710,961	2,966,608

Property and equipment, net	6,256,237	5,561,569
Telecommunications licenses, net	619,162	542,597
Goodwill	6,960,840	3,284,293
Other intangible assets, net	1,594,323	700,365
Software, net	577,443	448,255
Investments in associates	425,726	436,767
Other assets	798,652	792,087

Total assets	$20,943,344	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$690,168	$545,690
Due to employees	151,381	113,368
Due to related parties	4,421	9,211
Accrued liabilities	863,482	315,666
Taxes payable	344,586	212,767
Customer advances, net of VAT	362,472	376,121
Customer deposits	27,135	28,386
Short-term debt	1,531,937	1,813,141

Total current liabilities	3,975,582	3,414,350

Deferred income taxes	830,195	596,472
Long-term debt	4,800,701	5,539,906
Other non-current liabilities	177,199	164,636
Commitments, contingencies and uncertainties	—	—

Total liabilities	9,783,677	9,715,364

Redeemable noncontrolling interest	515,273	508,668

Equity:
Convertible voting preferred stock (0.001 US$ nominal value per share), 200,000,000 shares authorized; 128,532,000 shares issued and outstanding	129	129
Common stock (0.001 US$ nominal value per share), 1,800,000,000 shares authorized; 1,302,559,308 shares issued (December 31, 2009: 1,025,620,440); 1,291,232,105 shares outstanding (December 31, 2009: 1,014,291,580)	1,303	1,026
Additional paid-in capital	6,291,921	1,142,594
Retained earnings	4,790,710	4,074,492
Accumulated other comprehensive loss	(609,555)	(488,277)
Treasury stock, at cost, 11,327,203 shares of common stock (December 31, 2009: 11,328,860)	(223,406)	(223,421)

Total VimpelCom shareholders’ equity	10,251,102	4,506,543
Noncontrolling interest	393,292	1,966

Total equity	10,644,394	4,508,509

Total liabilities, redeemable noncontrolling interest and equity	$20,943,344	$14,732,541

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

VimpelCom Ltd Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2010	2009
	(In thousands of US dollars)

Operating activities

Net cash provided by operating activities	1,804,243	1,697,798

Investing activities

Purchases of property and equipment	(380,308)	(370,882)
Purchases of intangible assets	(11,298)	(11,913)
Purchases of software	(88,587)	(109,401)
Proceeds from sale of property, plant and equipment	1,396	—
Cash increase from acquisition of Kyivstar	167,176	—
Cash increase due to Sky Mobile consolidation	4,702	—
Loan granted	(5,048)	—
Loan receivable repayment	22,910	—
Proceeds from withdrawal of deposits	377,044	—
Purchases of other assets, net	(13,216)	(18,280)

Net cash provided by/(used in) investing activities	74,771	(510,476)

Financing activities
Proceeds from bank and other loans	270,254	589,473
Repayments of bank and other loans	(1,158,204)	(980,932)
Payments of fees in respect of debt issues	(1,847)	(46,547)
Share capital issued and paid	905	—
Net proceeds from employee stock options	27	1,852
Purchase of noncontrolling interest in consolidated subsidiaries	(2,294)	(441)
Payment of dividends	(2,049)	—
Payment of dividends to noncontrolling interest	(34,517)	(930)

Net cash used in financing activities	(927,725)	(437,525)

Effect of exchange rate changes on cash and cash equivalents	(45,690)	(15,219)

Net increase in cash and cash equivalents	905,599	734,578
Cash and cash equivalents at beginning of period	1,446,949	914,683

Cash and cash equivalents at end of period	$2,352,548	$1,649,261

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

VimpelCom Ltd Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

	Six months ended June 30,
	2010	2009
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$277,059	$180,595
Interest	295,719	285,070
Non-cash activities:
Accounts payable for property, equipment and other long-lived assets	214,485	165,295

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation of Consolidated Adjusted OIBDA of VimpelCom

(In millions of US$)

	2Q 10	2Q 09	1Q 10
Adjusted OIBDA	1,261.8	1,087.6	1,041.2
Depreciation	(376.7)	(325.5)	(352.5)
Amortization	(116.5)	(70.2)	(66.7)
Operating income	768.6	691.9	622.0
Interest income	16.1	18.8	11.5
Net foreign exchange (loss)/gain	(126.4)	324.0	104.9
Interest expense	(132.3)	(140.6)	(141.7)
Equity in net gain/(loss) of associates	11.1	4.7	(3.8)
Other (expense)/income, net	(10.0)	0.5	(48.3)
Income tax expense	(178.0)	(191.4)	(153.0)
Net income	349.1	707.9	391.6

Reconciliation of Consolidated Adjusted OIBDA Margin of VimpelCom

	2Q 10	2Q 09	1Q 10
Adjusted OIBDA margin	47.8%	50.7%	46.7%
Less: Depreciation as a percentage of net operating revenues	(14.3%)	(15.2%)	(15.8%)
Less: Amortization as a percentage of net operating revenues	(4.4%)	(3.3%)	(3.0%)
Operating income as a percentage of net operating revenues	29.1%	32.2%	27.9%
Interest income	0.6%	0.9%	0.5%
Net foreign exchange (loss)/gain	(4.8%)	15.1%	4.7%
Interest expense	(5.0%)	(6.6%)	(6.4%)
Equity in net gain/(loss) of associates	0.4%	0.2%	(0.2%)
Other (expense)/income, net	(0.4%)	0.1%	(2.0%)
Income tax expense	(6.7%)	(8.9%)	(6.9%)
Net income	13.2%	33.0%	17.6%

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Reconciliation of Free Cash Flow

(In millions of US$)

Russia, Free Cash Flow	2Q 10	2Q 09	1Q 10
Free cash flow	392	887	587
Net income attributable to VIP Ltd.	332	691	391
Depreciation	262	264	279
Amortization	41	39	41
Capital expenditures	(243)	(107)	(124)

Ukraine, Free Cash Flow, Actual	2Q 10	2Q 09	1Q 10
Free cash flow	79.0	5.3	1.1
Net income attributable to VIP Ltd.	29.8	(10.5)	(7.8)
Depreciation	54.3	11.9	10.6
Amortization	53.5	6.8	4.3
Capital expenditures	(58.6)	(2.9)	(6.0)

CIS, Free Cash Flow	2Q 10	2Q 09	1Q 10
Free cash flow	37.5	85.0	75.4
Net income attributable to VIP Ltd.	28.4	32.9	27.1
Depreciation	58.1	49.7	60.0
Amortization	21.6	24.1	20.6
Capital expenditures	(70.6)	(21.7)	(32.3)

Reconciliation of Free Cash Flow

(In millions of local currencies)

Russia, Free Cash Flow, RUR M	2Q 10	2Q 09	1Q 10
Free cash flow	11,731	28,557	17,584
Net income attributable to VIP Ltd.	9,962	22,295	11,708
Depreciation	7,902	8,458	8,346
Amortization	1,230	1,253	1,239
Capital expenditures	(7,363)	(3,449)	(3,709)

Ukraine, Free Cash Flow, Actual, UAH million	2Q 10	2Q 09	1Q 10
Free cash flow	626.4	39.2	9.4
Net income attributable to VIP Ltd.	236.1	(81.5)	(62.4)
Depreciation	459.4	90.5	85.3
Amortization	395.0	52.5	34.1
Capital expenditures	(464.1)	(22.3)	(47.6)

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Reconciliation of VimpelCom Consolidated ROCE

(In millions of US$)

VimpelCom Ltd. Actual ROCE, %	2Q ‘08	3Q ‘08	4Q ‘08	1Q ‘09	2Q ‘09	3Q ‘09	4Q ‘09	1Q ‘10	2Q ‘10
Consolidated operating income LTM	2,643	2,859	2,536	2,402	2,357	2,179	2,578	2,633	2,710
Net debt	6,772	7,276	7,528	6,729	6,325	5,547	5,906	5,118	3,980
Long-term debt	6,503	6,255	6,534	5,307	5,732	5,593	5,540	5,292	4,801
Short-term debt	1,248	1,748	1,909	2,388	2,242	2,476	1,813	1,356	1,532
Cash and cash equivalents	(979)	(727)	(915)	(966)	(1,649)	(2,522)	(1,447)	(1,530)	(2,353)
Total equity	6,436	5,639	4,140	3,146	4,038	4,569	4,509	5,376	10,644
Redeemable noncontrolling interest	0	470	470	500	500	505	509	512	515
Total capital employed (CE)	13,208	13,385	12,138	10,375	10,863	10,621	10,924	11,006	15,139
Average capital employed				12,277	11,690	10,999	10,696	10,854	11,923
ROCE consolidated				19.6%	20.2%	19.8%	24.1%	24.3%	22.7%

Reconciliation of ROIC

Russia, ROIC, % (based on RUR millions)	2Q 10	2Q 09	1Q 10
Operating income LTM	76,048	65,802	76,795
Property and equipment	119,880	131,573	120,740
Licenses	5,252	7,615	5,740
Intangible assets	13,491	16,274	14,189
Goodwill	78,897	78,896	78,897
Software	9,479	10,385	9,976
Frequency permissions	3,172	3,143	3,143
Total Invested Capital	230,171	247,886	232,685
ROIC, %	33.0%	26.5%	33.0%

CIS, ROIC, % (based on US$ millions)	2Q 10	2Q 09	1Q 10
Operating income LTM	260.7	285.3	243.3
Property and equipment	1,117.9	1,132.3	1,102.7
Licenses	233.8	274.7	247.4
Intangible assets	172.3	194.7	178.3
Goodwill	988.9	673.8	987.8
Software	76.6	87.9	81.7
Frequency permissions	0.0	2.8	4.6
Total Invested Capital	2,590.5	2,366.2	2,602.5
ROIC, %	10.1%	12.1%	9.3%

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Attachment D: Capex Development

CAPEX (in US$ millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Total capex	381.4	155.3	145.6%	179.3	112.7%
Russia	243.4	107.1	127.3%	124.1	96.1%
Ukraine	58.6	2.9	1920.7%	6.0	876.7%
Other CIS	70.6	21.7	225.3%	32.3	118.6%
SEA	8.8	23.6	-62.7%	16.9	-47.9%

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Attachment E: Financial and Operational Highlights in Functional Currencies

Ukraine

UKRAINE ACTUAL (UAH millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	2,461.3	390.4	530.5%	359.2	585.2%
Adjusted OIBDA	1,304.4	76.4	1607.3%	80.7	1516.4%
Adjusted OIBDA margin, %	53.0%	19.6%		22.5%
SG&A	697.5	149.3	367.2%	147.0	374.5%
including Sales & Marketing Expenses	134.9	30.2	346.7%	26.7	405.2%
including General & Administrative Costs	562.6	119.1	372.4%	120.3	367.7%
SG&A percentage	28.3%	38.2%		40.9%
Net income/(loss) attributable to VimpelCom Ltd.	236.1	-81.5	n/a	-62.4	n/a
Capital expenditures	464.1	22.3	1981.2%	47.6	875.0%
Free cash flow	626.4	39.2	1498.0%	9.4	6563.8%

UKRAINE ACTUAL REVENUES (UAH millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	2,461.3	390.4	530.5%	359.2	585.2%
Mobile	2,309.0	218.7	955.8%	183.0	1161.7%
Fixed-line	152.3	171.7	-11.3%	176.2	-13.6%
Business segment	72.8	78.9	-7.7%	74.0	-1.6%
Wholesale	56.8	80.7	-29.6%	81.7	-30.5%
Residential	22.7	12.1	87.6%	20.5	10.7%

UKRAINE ACTUAL ADJUSTED OIBDA DEVELOPMENT (UAH mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA Total	1,304.4	76.4	1607.3%	80.7	1516.4%
Mobile	1,255.1	27.7	4431.0%	28.3	4335.0%
Fixed-line	49.3	48.7	1.2%	52.4	-5.9%
Adjusted Total OIBDA margin, %	53.0%	19.6%		22.5%
Mobile, %	54.4%	12.7%		15.5%
Fixed-line, %	32.4%	28.4%		29.7%

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

CIS — Revenues Development

KAZAKHSTAN (KZT mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	27,054	23,679	14.3%	23,555	14.9%
Mobile	26,503	23,331	13.6%	23,079	14.8%
Fixed-line	551	348	58.3%	476	15.8%

ARMENIA (AMD mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	17,073	18,253	-6.5%	16,016	6.6%
Mobile	6,701	7,310	-8.3%	5,787	15.8%
Fixed-line	10,372	10,943	-5.2%	10,229	1.4%

UZBEKISTAN (US$ mln)*	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	51.4	52.6	-2.3%	45.3	13.5%
Mobile	48.9	49.5	-1.2%	42.9	14.0%
Fixed-line	2.5	3.1	-19.4%	2.4	4.2%

TAJIKISTAN (US$ mln)*	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	20.1	14.3	40.6%	14.8	35.8%
Mobile	14.9	14.3	4.2%	13.3	12.0%
Fixed-line	5.2	—	n/a	1.5	246.7%

GEORGIA (GEL mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	20.8	11.8	76.3%	18.8	10.6%
Mobile	20.0	11.8	69.5%	18.3	9.3%
Fixed-line	0.8	—	n/a	0.5	60.0%

KYRGYZSTAN (KGS mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile net operating revenues	1,261	—	n/a	1,138	10.8%

CIS REVENUES** (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	336.2	280.1	20.0%	294.8	14.0%
Mobile	297.4	245.3	21.2%	260.8	14.0%
Fixed-line	38.8	34.8	11.5%	34.0	14.1%

*	US$ is the functional currency in Uzbekistan and Tajikistan.
**	Mobile and fixed revenues for all periods were recalculated – please see definition of reportable segments in Attachment A.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

CIS — Adjusted OIBDA Development

KAZAKHSTAN (KZT mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	15,526	12,856	20.8%	13,069	18.8%
Mobile	15,406	12,910	19.3%	13,008	18.4%
Fixed-line	120	-54	n/a	61	96.7%
Adjusted OIBDA margin, %	57.4%	54.3%		55.5%

ARMENIA (AMD mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	7,331	9,216	-20.5%	7,348	-0.2%
Mobile	2,711	3,434	-21.1%	2,377	14.1%
Fixed-line	4,620	5,782	-20.1%	4,971	-7.1%
Adjusted OIBDA margin, %	42.9%	50.5%		45.9%

UZBEKISTAN (US$ mln)*	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	20.1	26.9	-25.3%	19.6	2.6%
Mobile	19.2	25.7	-25.3%	18.6	3.2%
Fixed-line	0.9	1.2	-25.0%	1.0	-10.0%
Adjusted OIBDA margin, %	39.1%	51.1%		43.3%

TAJIKISTAN (US$ mln)*	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	6.7	5.4	24.1%	4.4	52.3%
Mobile	5.7	5.4	5.6%	4.1	39.0%
Fixed-line	1.0	—	n/a	0.3	233.3%
Adjusted OIBDA margin, %	33.3%	37.8%		29.7%

GEORGIA (GEL mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA Total	2.7	0.2	1250%	2.0	35.0%
Mobile	2.66	0.2	1230%	1.93	37.8%
Fixed-line	0.05	—	n/a	0.03	66.7%
Adjusted OIBDA margin, %	13.0%	1.7%		10.6%

KYRGYZSTAN (KGS mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted Mobile OIBDA	589	—	n/a	426	38.3%
Adjusted Mobile OIBDA margin, %	46.7%	—		37.4%

CIS OIBDA (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	161.9	138.7	16.7%	139.6	16.0%
Mobile	147.6	123.0	20.0%	125.4	17.7%
Fixed-line	14.3	15.7	-8.9%	14.2	0.7%
Adjusted OIBDA margin, %	48.2%	49.5%		47.4%

*	US$ is the functional currency in Uzbekistan and Tajikistan.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

CIS — Operating Highlights

KAZAKHSTAN	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile subscriptions (‘000)	6,339	6,635	-4.5%	6,062	4.6%
MOU, min	125.1	90.7	37.9%	102.2	22.4%
ARPU mobile, US$	9.6	7.9	21.5%	8.4	14.3%
ARPU mobile, (KZT)	1,411	1,187	18.9%	1,264	11.6%
Broadband internet subscriptions (‘000)	4.3	0.3	1333.3%	2.7	59.3%

ARMENIA	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile subscriptions (‘000)	567	486	16.7%	549	3.3%
including mobile broadband subscriptions	6.6	—	n/a	6.8	-2.9%
MOU, min	270.1	238.4	13.3%	345.6	-21.8%
ARPU mobile, US$	10.3	13.6	-24.3%	9.0	14.4%
ARPU mobile, (AMD)	3,975	5,035	-21.1%	3,478	14.3%
Broadband internet subscriptions (‘000)	49.7	19.2	158.9%	31.2	59.3%

UZBEKISTAN	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile subscriptions (‘000)	3,997	3,605	10.9%	3,489	14.6%
including mobile broadband subscriptions	10.5	—	n/a	7.7	36.4%
MOU, min	383.0	225.6	69.8%	369.2	3.7%
ARPU mobile, US$	4.1	4.7	-12.8%	4.2	-2.4%
Broadband internet subscriptions (‘000)	10.7	7.6	40.8%	10.0	7.0%

TAJIKISTAN	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile subscriptions (‘000)	784	677	15.8%	820	-4.4%
MOU, min	167.6	173.1	-3.2%	157.9	6.1%
ARPU mobile, US$	6.1	6.9	-11.6%	5.6	8.9%

GEORGIA	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile subscriptions (‘000)	466	289	61.2%	431	8.1%
MOU, min	140.5	123.1	14.1%	125.0	12.4%
ARPU mobile, US$	7.9	8.8	-10.2%	7.5	5.3%
ARPU mobile, (GEL)	14.5	14.5	0.0%	13.7	5.8%

KYRGYZSTAN	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile subscriptions (‘000)	1,722	—	n/a	1,774	-2.9%
MOU, min	235.9	—	n/a	193.9	21.7%
ARPU mobile, US$	5.3	—	n/a	4.7	12.8%
ARPU mobile, (KGS)	240	—	n/a	208	15.4%

*	We no longer provide information on subscriptions market share, because different churn policies used by mobile service providers result in reported subscriptions market share figures that are not representative.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Attachment F: Key Financial Results in US Dollars Russia

RUSSIA (US$ millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	2,042	1,838	11.1%	1,919	6.4%
Adjusted OIBDA	964	948	1.7%	911	5.8%
Adjusted OIBDA margin, %	47.2%	51.6%		47.5%
SG&A	558	474	17.7%	524	6.5%
including Sales & Marketing Expenses	185	146	26.7%	166	11.4%
including General & Administrative Costs	373	328	13.7%	358	4.2%
SG&A percentage	27.3%	25.8%		27.3%
Net income attributable to VimpelCom Ltd	332	691	-52.0%	391	-15.1%
Capital expenditures	243	107	127.1%	124	96.0%
Free cash flow	392	887	-55.8%	587	-33.2%
ROIC (based on RUR), %	33.0%	26.5%		33.0%

RUSSIA REVENUES (US$ millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	2,042	1,838	11.1%	1,919	6.4%
Mobile revenues	1,714	1,531	12.0%	1,602	7.0%
Fixed-line revenues	328	307	6.8%	317	3.5%
Business segment	153	164	-6.7%	150	2.0%
Wholesale	121	99	22.2%	114	6.1%
Residential	54	44	22.7%	53	1.9%

RUSSIA ADJUSTED OIBDA DEVELOPMENT (US$ millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	964	948	1.7%	911	5.8%
Mobile	875	842	3.9%	820	6.7%
Fixed-line	89	105	-15.2%	91	-2.2%
Adjusted total OIBDA margin, %	47.2%	51.6%		47.5%
Mobile, %	51.1%	55.0%		51.2%
Fixed-line, %	27.1%	34.2%		28.7%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ12010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Ukraine

UKRAINE ACTUAL (US$ millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	310.6	51.1	507.8%	44.9	591.8%
Adjusted OIBDA	164.6	10.0	1546.0%	10.1	1529.7%
Adjusted OIBDA margin, %	53.0%	19.6%		22.5%
SG&A	88.1	19.5	351.8%	18.3	381.4%
including Sales & Marketing Expenses	17.0	3.8	347.4%	3.3	415.2%
including General & Administrative Costs	71.1	15.7	352.9%	15.0	374.0%
SG&A percentage	28.4%	38.2%		40.8%
Net income (loss) attributable to VimpelCom	29.8	-10.5	-383.8%	-7.8	-482.1%
Capital expenditures	58.6	2.9	1920.7%	6.0	876.7%
Free cash flow	79.0	5.3	1390.6%	1.1	7081.8%

UKRAINE ACTUAL REVENUES (US$ millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	310.6	51.1	507.8%	44.9	591.8%
Mobile	291.4	28.6	918.9%	22.9	1172.5%
Fixed-line	19.2	22.5	-14.7%	22.0	-12.7%
Business segment	9.2	10.2	-9.8%	9.4	-2.1%
Wholesale	11.0	10.7	2.8%	10.0	10.0%
Residential	2.9	1.6	81.3%	2.6	11.5%

UKRAINE ACTUAL ADJUSTED OIBDA DEVELOPMENT (US$ millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA Total	164.6	10.0	1546.0%	10.1	1529.7%
Mobile	158.4	3.8	4068.4%	3.5	4425.7%
Fixed-line	6.2	6.2	0.0%	6.6	-6.1%
Adjusted Total OIBDA margin, %	53.0%	19.6%		22.5%
Mobile, %	54.4%	13.3%		15.3%
Fixed-line, %	32.3%	27.6%		30.0%

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

CIS Revenues in US$

KAZAKHSTAN (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	184.3	157.1	17.3%	159.5	15.5%
Mobile	180.5	154.8	16.6%	156.3	15.5%
Fixed-line	3.8	2.3	65.2%	3.2	18.8%

ARMENIA (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	44.5	49.2	-9.6%	41.7	6.7%
Mobile	17.5	19.7	-11.2%	15.1	15.9%
Fixed-line	27.0	29.5	-8.5%	26.6	1.5%

UZBEKISTAN (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	51.4	52.6	-2.3%	45.3	13.5%
Mobile	48.9	49.5	-1.2%	42.9	14.0%
Fixed-line	2.5	3.1	-19.4%	2.4	4.2%

TAJIKISTAN (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	20.1	14.3	40.6%	14.8	35.8%
Mobile	14.9	14.3	4.2%	13.3	12.0%
Fixed-line	5.2	—	n/a	1.5	246.7%

GEORGIA (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	11.5	7.1	62.0%	10.9	5.5%
Mobile	11.1	7.1	56.3%	10.6	4.7%
Fixed-line	0.4	—	n/a	0.3	33.3%

KYRGYZSTAN (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Mobile net operating revenues	27.5	—	n/a	25.5	7.8%

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

CIS Adjusted OIBDA in US$

KAZAKHSTAN (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	105.7	85.2	24.1%	88.5	19.4%
Mobile	104.9	85.6	22.5%	88.1	19.1%
Fixed-line	0.8	-0.4	n/a	0.4	100.0%
Adjusted OIBDA margin, %	57.4%	54.2%		55.5%

ARMENIA (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	19.1	24.8	-23.0%	19.1	0.0%
Mobile	7.1	9.2	-22.8%	6.2	14.5%
Fixed	12.0	15.6	-23.1%	12.9	-7.0%
Adjusted OIBDA margin, %	42.9%	50.4%		45.8%

UZBEKISTAN (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	20.1	26.9	-25.3%	19.6	2.6%
Mobile	19.2	25.7	-25.3%	18.6	3.2%
Fixed-line	0.9	1.2	-25.0%	1.0	-10.0%
OIBDA Margin, %	39.1%	51.1%		43.3%

TAJIKISTAN (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	6.7	5.4	24.1%	4.4	52.3%
Mobile	5.7	5.4	5.6%	4.1	39.0%
Fixed-line	1.0	—	n/a	0.3	233.3%
Adjusted OIBDA margin, %	33.3%	37.8%		29.7%

GEORGIA (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted OIBDA total	1.5	0.1	1400.0%	1.1	36.4%
Mobile	1.5	0.1	1400.0%	1.1	36.4%
Fixed-line	0.03	—	n/a	0.02	50.0%
Adjusted OIBDA margin, %	13.0%	1.4%		10.1%

KYRGYZSTAN (US$ mln)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Adjusted mobile OIBDA	12.8	—	n/a	9.5	34.7%
Adjusted mobile OIBDA margin, %	46.5%	—		37.3%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ22010.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

VimpelCom Ltd - Second Quarter 2010 Operating and Financial Results

Attachment G: VimpelCom Ltd Financial and Operational Highlights on Pro-Forma Basis

CONSOLIDATED OPERATIONS (US$, millions)	2Q 10	2Q 09	2Q 10/ 2Q 09	1Q 10	2Q 10/ 1Q 10
Net operating revenues	2,716.1	2,494.1	8.9%	2,535.0	7.1%
Adjusted OIBDA	1,307.0	1,300.6	0.5%	1,207.7	8.2%
Adjusted OIBDA margin, %	48.1%	52.1%		47.6%
SG&A	786.2	666.8	17.9%	737.9	6.5%
including HQ cost	19.9	n/a		10.8	84.3%
SG&A percentage	28.9%	26.7%		29.1%
Net income attributable to VimpelCom Ltd.	347.7	768.9	-54.8%	415.4	-16.3%
Operating cash flow	1,029.2	944.0	9.0%	959.8	7.2%
Capital expenditures	445.3	235.1	89.4%	233.5	90.7%

Attachment H: Average Rates of Functional Currencies to USD*

Functional Currency/ 1 US$		1Q 09	2Q 09	3Q 09	4Q 09	1Q 10	2Q 10
Russia	RUR	33.93	32.21	31.33	29.47	29.89	30.24
Kazakhstan	KZT	138.85	150.47	150.75	149.77	147.68	146.81
Ukraine	UAH	7.70	7.66	7.82	7.99	7.99	7.92
Armenia	AMD	325.11	370.46	372.66	384.40	384.26	384.49
Georgia	GEL	1.67	1.66	1.68	1.68	1.72	1.80
Kyrgyzstan	KGS	—	—	—	—	44.55	45.75

•	Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

OJSC VimpelCom Unaudited Condensed Consolidated Balance Sheets

	June 30, 2010	December 31, 2009
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$2,046,914	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts	463,927	392,365
Inventory	65,614	61,919
Deferred income taxes	73,415	91,493
Input value added tax	128,403	96,994
Due from related parties	146,483	249,631
Other current assets	305,917	627,257

Total current assets	3,230,673	2,966,608

Property and equipment, net	5,308,133	5,561,569
Telecommunications licenses, net	491,126	542,597
Goodwill	3,517,997	3,284,293
Other intangible assets, net	631,824	700,365
Software, net	398,220	448,255
Investments in associates	425,727	436,767
Other assets	774,369	792,087

Total assets	$14,778,069	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$606,514	$545,690
Due to employees	135,058	113,368
Due to related parties	18,048	9,211
Accrued liabilities	367,916	315,666
Taxes payable	323,667	212,767
Customer advances, net of VAT	297,149	376,121
Customer deposits	27,135	28,386
Short-term debt	1,521,938	1,813,141

Total current liabilities	3,297,425	3,414,350

Deferred income taxes	490,372	596,472
Long-term debt	4,794,045	5,539,906
Other non-current liabilities	171,302	164,636
Commitments, contingencies and uncertainties	—	—

Total liabilities	8,753,144	9,715,364

Redeemable noncontrolling interest	515,273	508,668

Equity:
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2009: 51,281,022); 51,281,022 shares outstanding (December 31, 2009: 50,714,579)	92	92
Additional paid-in capital	1,163,323	1,143,657
Retained earnings	4,792,166	4,074,492
Accumulated other comprehensive loss	(615,815)	(488,277)
Treasury stock, at cost, 566,360 shares of VimpelCom Ltd. common stock (December 31, 2009: 566,443)	(223,406)	(223,421)

Total VimpelCom shareholders’ equity	5,116,360	4,506,543
Noncontrolling interest	393,292	1,966

Total equity	5,509,652	4,508,509

Total liabilities, redeemable noncontrolling interest and equity	$14,778,069	$14,732,541

OJSC VimpelCom Unaudited Condensed Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(In thousands of US dollars)
Operating revenues:
Service revenues	$2,341,009	$2,109,735	$4,543,638	$4,052,496
Sales of equipment and accessories	43,844	32,188	70,423	60,868
Other revenues	6,605	5,335	8,525	9,171

Total operating revenues	2,391,458	2,147,258	4,622,586	4,122,535
Revenue based tax	—	(1,754)	—	(4,016)

Net operating revenues	2,391,458	2,145,504	4,622,586	4,118,519

Operating expenses:
Service costs	527,264	442,290	1,028,852	882,527
Cost of equipment and accessories	45,979	30,022	72,329	58,688
Selling, general and administrative expenses	688,078	573,471	1,320,484	1,111,012
Depreciation	333,887	325,525	686,440	634,162
Amortization	66,353	70,182	133,047	142,783
Provision for doubtful accounts	10,528	12,139	29,171	30,000

Total operating expenses	1,672,089	1,453,629	3,270,323	2,859,172

Operating income	719,369	691,875	1,352,263	1,259,347
Other income and expenses:
Interest income	11,927	18,791	23,473	33,604
Net foreign exchange (loss)/gain	(130,517)	324,056	(25,583)	(421,707)
Interest expense	(132,075)	(140,616)	(273,735)	(278,009)
Equity in net gain/(loss) of associates	11,088	4,697	7,304	(30,615)
Other (expenses)/income, net	(14,065)	555	(62,410)	(4,918)

Total other income and expenses	(253,642)	207,483	(330,951)	(701,645)

Income before income taxes	465,727	899,358	1,021,312	557,702
Income tax expense	128,522	191,429	281,571	157,329

Net income	337,205	707,929	739,741	400,373
Net income/(loss) attributable to the noncontrolling interest	11,901	7,404	22,067	(3,520)

Net income attributable to VimpelCom	$325,304	$700,525	$717,674	$403,893

OJSC VimpelCom Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2010	2009
	(In thousands of US dollars)

Operating activities

Net cash provided by operating activities	1,642,167	1,697,798

Investing activities

Purchases of property and equipment	(354,707)	(370,882)
Purchases of intangible assets	(11,298)	(11,913)
Purchases of software	(84,507)	(109,401)
Cash increase due to Sky Mobile consolidation	4,702	—
Loan granted	(5,048)	—
Loan receivable repayment	22,910
Proceeds from withdrawal of deposits	377,044	—
Purchases of other assets, net	(12,702)	(18,280)

Net cash used in investing activities	(63,606)	(510,476)

Financing activities
Proceeds from bank and other loans	260,342	589,473
Repayments of bank and other loans	(1,158,204)	(980,932)
Payments of fees in respect of debt issues	(1,847)	(46,547)
Net proceeds from employee stock options	27	1,852
Purchase of noncontrolling interest in consolidated subsidiaries	(2,294)	(441)
Payment of dividends	(2,049)	—
Payment of dividends to noncontrolling interest	(34,517)	(930)

Net cash used in financing activities	(938,542)	(437,525)

Effect of exchange rate changes on cash and cash equivalents	(40,054)	(15,219)

Net increase in cash and cash equivalents	599,965	734,578
Cash and cash equivalents at beginning of period	1,446,949	914,683

Cash and cash equivalents at end of period	$2,046,914	$1,649,261

	Six months ended June 30,
	2010	2009
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$277,059	$180,595
Interest	295,719	285,070
Non-cash activities:
Accounts payable for property, equipment and other long-lived assets	178,588	165,295

VimpelCom Ltd. Group

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	1,488	1,717	1,956	2,010	2,108	2,611	2,843	2,555	1,973	2,146	2,276	2,309	2,231	2,642
Gross margin	1,221	1,403	1,590	1,643	1,675	2,012	2,149	1,917	1,504	1,673	1,761	1,776	1,703	2,041
Gross margin, %	82.1%	81.7%	81.3%	81.7%	79.5%	77.1%	75.6%	75.0%	76.2%	78.0%	77.4%	76.9%	76.3%	77.3%
Adjusted OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124	949	1,088	1,148	1,088	1,041	1,262
Adjusted OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.5%	47.1%	46.7%	47.8%
SG&A	439	494	557	716	528	774	749	787	538	574	599	680	643	766
including Sales & Marketing Expenses	136	167	186	219	187	215	242	285	156	168	184	218	191	214
including advertising	52	67	66	92	69	89	86	101	26	37	38	57	30	44
including General & Administrative Costs	303	327	371	497	341	559	507	502	382	405	415	462	453	552
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.0%	29.6%	26.3%	30.8%	27.3%	26.7%	26.3%	29.4%	28.8%	29.0%
Net Income attributable to VimpelCom Ltd	277	359	458	368	601	470	269	-816	-297	701	435	283	382	335
Capital Expenditures	303.5	334.8	338.8	795.8	358.5	664.0	692.9	855.5	112.5	155.3	125.0	422.6	179.3	381.4

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	1,454	1,682	1,918	1,974	1,943	2,176	2,396	2,141	1,617	1,802	1,926	1,942	1,888	2,289
including Mobile Interconnect	209	241	270	303	299	322	349	320	236	259	271	289	279	302
Adjusted OIBDA	750	878	996	896	1,077	1,115	1,260	1,027	821	965	1,025	969	929	1,153
Adjusted OIBDA, %	51.6%	52.2%	51.9%	45.4%	55.4%	51.2%	52.6%	48.0%	50.8%	53.6%	53.2%	49.9%	49.2%	50.4%

Subscriptions (‘000)	45,784	47,702	50,686	51,740	52,293	53,707	57,758	61,029	62,724	63,676	65,358	64,596	66,821	89,371

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	34.2	35.2	37.6	36.3	164.9	435.7	449.3	419.7	362.1	350.1	359.0	376.8	352.3	364.7
including business segment	0.0	0.0	0.0	0.0	74.4	227.1	235.0	218.2	184.6	177.2	173.4	180.9	166.8	169.6
including wholesale segment	0.0	0.0	0.0	0.0	40.4	124.9	133.5	118.7	106.9	101.8	106.8	122.2	116.3	118.9
including residential segment	34.2	35.2	37.6	36.3	50.1	83.7	80.8	82.8	70.6	71.1	78.8	73.7	69.2	70.5
Adjusted OIBDA	16.2	18.5	19.5	22.8	49.5	108.7	128.3	99.1	129.4	127.8	123.1	118.9	111.9	109.2
Adjusted OIBDA, %	47.4%	52.6%	51.9%	62.8%	30.0%	24.9%	28.6%	23.6%	35.7%	36.5%	34.3%	31.6%	31.8%	29.9%

Broadband subscriptions (‘000)	0	0	0	0	542	617	786	1,221	1,560	1,739	1,930	2,257	2,527	2,745
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	91	412	650	763	896	1,038	1,183	1,317
BB fixed-line subscriptions (‘000)	0	0	0	0	542	617	695	809	910	976	1,034	1,219	1,345	1,428

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124	949	1,088	1,148	1,088	1,041	1,262
Depreciation	(269)	(285)	(286)	(331)	(357)	(385)	(400)	(379)	(309)	(326)	(366)	(393)	(353)	(377)
Amortization	(53)	(54)	(55)	(56)	(67)	(101)	(98)	(94)	(73)	(70)	(71)	(87)	(67)	(117)
Impairment loss	0	0	0	0	0	0	0	(443)	0	0	0	0	0	0
Operating income	444	558	674	531	702	737	890	208	568	692	711	608	622	769
Interest income	5	8	9	12	15	25	18	14	15	19	8	10	12	16
Net foreign exchange gain/(loss)	17	8	26	22	185	26	(341)	(1,012)	(746)	324	25	(14)	105	(126)
Interest expense	(46)	(48)	(51)	(50)	(79)	(121)	(142)	(154)	(137)	(141)	(157)	(164)	(142)	(132)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	(63)	(35)	5	5	(10)	(4)	11
Other (expense)/income, net	(11)	(8)	(9)	31	(9)	(3)	(7)	1	(7)	1	(4)	(24)	(48)	(10)
Income tax expense	(120)	(144)	(171)	(159)	(196)	(179)	(139)	209	34	(191)	(152)	(125)	(153)	(178)
Net income/(loss)	289	374	478	387	618	485	281	(797)	(309)	708	435	281	392	349

Adjusted OIBDA margin as a percentage of net operating revenue	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.5%	47.1%	46.7%	47.8%
Depreciation	(18.1%)	(16.6%)	(14.6%)	(16.5%)	(16.9%)	(14.7%)	(14.1%)	(14.9%)	(15.6%)	(15.2%)	(16.2%)	(17.0%)	(15.8%)	(14.3%)
Amortization	(3.6%)	(3.1%)	(2.8%)	(2.8%)	(3.2%)	(3.9%)	(3.4%)	(3.7%)	(3.7%)	(3.3%)	(3.1%)	(3.8%)	(3.0%)	(4.4%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(17.3%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	29.8%	32.5%	34.5%	26.4%	33.3%	28.2%	31.3%	8.1%	28.8%	32.2%	31.2%	26.3%	27.9%	29.1%
Interest income	0.3%	0.5%	0.5%	0.6%	0.7%	1.0%	0.6%	0.5%	0.8%	0.9%	0.3%	0.5%	0.5%	0.6%
Net foreign exchange gain/(loss)	1.1%	0.5%	1.3%	1.1%	8.8%	1.0%	(12.0%)	(39.6%)	(37.8%)	15.1%	1.1%	(0.6%)	4.7%	(4.8%)
Interest expense	(3.1%)	(2.8%)	(2.6%)	(2.5%)	(3.7%)	(4.6%)	(5.0%)	(6.0%)	(7.0%)	(6.6%)	(6.9%)	(7.1%)	(6.4%)	(5.0%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(2.5%)	(1.8%)	0.2%	0.2%	(0.4%)	(0.2%)	0.4%
Other (expense)/income, net	(0.6%)	(0.5%)	(0.6%)	1.6%	(0.5%)	(0.1%)	(0.2%)	0.1%	(0.3%)	0.1%	(0.1%)	(1.0%)	(2.0%)	(0.4%)
Income tax expense	(8.1%)	(8.4%)	(8.7%)	(7.9%)	(9.3%)	(6.9%)	(4.9%)	8.2%	1.7%	(8.9%)	(6.7%)	(5.4%)	(6.9%)	(6.7%)
Net income/(loss)	19.4%	21.8%	24.4%	19.3%	29.3%	18.6%	9.9%	(31.2%)	(15.6%)	33.0%	19.1%	12.2%	17.6%	13.2%

Russia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	1,279	1,460	1,653	1,702	1,797	2,239	2,426	2,157	1,661	1,838	1,953	1,996	1,919	2,042
Gross margin	1,065	1,209	1,363	1,410	1,445	1,730	1,852	1,619	1,260	1,431	1,499	1,526	1,450	1,530
Gross margin, %	83.3%	82.8%	82.5%	82.8%	80.4%	77.3%	76.3%	75.1%	75.9%	77.9%	76.8%	76.5%	75.6%	74.9%
Adjusted OIBDA	676	780	871	773	988	1,068	1,213	946	806	948	995	948	911	964
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.0%	47.7%	50.0%	43.9%	48.5%	51.6%	50.9%	47.5%	47.5%	47.2%
SG&A	375	419	477	633	438	650	629	670	438	474	493	570	524	558
including Sales & Marketing Expenses	114	141	159	186	158	181	203	246	132	146	157	191	166	185
including advertising	42	56	56	79	56	74	72	86	19	30	30	47	23	34
including General & Administrative Costs	261	278	318	447	280	469	426	424	306	328	336	379	358	373
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.4%	29.0%	25.9%	31.1%	26.4%	25.8%	25.2%	28.6%	27.3%	27.3%
Net Income attributable to VimpelCom Ltd	280	356	423	364	612	457	256	-529	-283	691	455	323	391	332
Capital Expenditures	199.6	189.0	216.9	467.2	207.1	423.7	504.1	641.5	90.0	107.1	90.4	331.7	124.1	243.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	1,279	1,460	1,653	1,702	1,675	1,862	2,034	1,791	1,344	1,531	1,636	1,660	1,602	1,714
including Mobile Interconnect	171	203	224	253	252	269	285	257	190	212	220	238	228	247
Adjusted OIBDA	676	780	871	773	959	985	1,110	872	700	842	895	851	820	875
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.3%	52.9%	54.6%	48.7%	52.1%	55.0%	54.7%	51.3%	51.2%	51.1%
Subscriptions (‘000)	38,631	40,140	41,802	42,221	42,079	42,485	45,093	47,677	49,351	49,971	51,028	50,886	51,254	50,912
ARPU, US$	10.9	12.3	13.4	13.5	13.2	14.7	15.2	12.5	9.1	10.1	10.6	10.8	10.3	10.9
MOU, min	160.9	192.6	208.9	204.1	198.7	220.3	228.5	227.8	203.0	211.8	213.6	217.7	203.9	219.3
Churn 3 months active base (quarterly), %	n/a	7.5%	8.1%	9.1%	9.2%	8.7%	7.7%	9.0%	8.4%	10.5%	10.9%	12.9%	10.6%	12.8%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	0	0	0	0	122	377	392	366	317	307	317	336	317	328
including business segment	0	0	0	0	68	207	213	200	171	164	160	162	150	153
including wholesale segment	0	0	0	0	40	123	133	118	105	99	112	121	114	121
including residential segment	0	0	0	0	14	47	46	48	41	44	45	53	53	54
Adjusted OIBDA	0	0	0	0	29	83	103	74	106	105	100	97	91	89
Adjusted OIBDA, %	0	0	0	0	23.8%	22.0%	26.3%	20.2%	33.4%	34.2%	31.5%	28.9%	28.7%	27.1%
Broadband subscriptions (‘000)	0	0	0	0	530	604	764	1,182	1,498	1,659	1,833	2,111	2,335	2,499
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	91	412	650	763	896	1,038	1,168	1,300
BB fixed-line subscriptions (‘000)	0	0	0	0	0	604	673	770	848	896	937	1,073	1,167	1,199
Broadband services ARPU, blended, US$	0	0	0	0	17.6	16.9	15.4	13.7	11.0	10.2	10.6	11.9	11.2	10.1

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	676	780	871	773	988	1,068	1,213	946	806	948	995	948	911	964
Depreciation	(232)	(240)	(250)	(268)	(287)	(310)	(332)	(316)	(242)	(264)	(291)	(304)	(279)	(262)
Amortization	(29)	(29)	(29)	(31)	(35)	(62)	(54)	(52)	(39)	(39)	(40)	(47)	(41)	(41)
Impairment loss	0	0	0	0	0	0	0	(315)	0	0	0	0	0	0
Operating income	415	511	592	474	666	696	827	263	525	645	664	597	591	661
Interest income	9	13	15	18	22	34	28	27	28	33	22	25	27	28
Net foreign exchange gain/(loss)	7	4	26	17	183	4	(345)	(753)	(696)	323	52	(14)	106	(114)
Interest expense	(40)	(42)	(45)	(41)	(73)	(119)	(139)	(150)	(137)	(142)	(157)	(163)	(144)	(134)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	(62)	(38)	10	12	5	2	19
Other (expense)/income, net	(6)	(6)	(11)	27	0	1	(3)	(1)	1	1	1	(23)	(47)	(13)
Income tax expense	(104)	(124)	(154)	(132)	(183)	(162)	(113)	148	35	(176)	(141)	(106)	(144)	(115)
Net income/(loss)	281	356	423	363	615	454	257	(528)	(282)	694	453	321	391	332

Adjusted OIBDA margin as a percentage of net operating revenue	52.9%	53.4%	52.7%	45.4%	55.0%	47.7%	50.0%	43.9%	48.5%	51.6%	50.9%	47.5%	47.5%	47.2%
Depreciation	(18.2%)	(16.4%)	(15.1%)	(15.8%)	(16.0%)	(13.8%)	(13.7%)	(14.7%)	(14.6%)	(14.4%)	(14.9%)	(15.2%)	(14.6%)	(12.8%)
Amortization	(2.3%)	(2.0%)	(1.8%)	(1.8%)	(1.9%)	(2.8%)	(2.2%)	(2.4%)	(2.3%)	(2.1%)	(2.0%)	(2.4%)	(2.1%)	(2.0%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(14.6%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	32.4%	35.0%	35.8%	27.8%	37.1%	31.1%	34.1%	12.2%	31.6%	35.1%	34.0%	29.9%	30.8%	32.4%
Interest income	0.7%	0.9%	0.9%	1.1%	1.2%	1.5%	1.2%	1.3%	1.7%	1.8%	1.1%	1.3%	1.4%	1.4%
Net foreign exchange gain/(loss)	0.5%	0.3%	1.6%	1.0%	10.2%	0.2%	(14.2%)	(35.0%)	(41.8%)	17.6%	2.7%	(0.7%)	5.5%	(5.6%)
Interest expense	(3.1%)	(2.9%)	(2.7%)	(2.4%)	(4.1%)	(5.3%)	(5.7%)	(7.0%)	(8.2%)	(7.7%)	(8.0%)	(8.2%)	(7.5%)	(6.6%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(2.9%)	(2.3%)	0.5%	0.6%	0.3%	0.1%	0.9%
Other (expense)/income, net	(0.4%)	(0.4%)	(0.7%)	1.6%	0.0%	0.0%	(0.2%)	0.0%	0.1%	0.1%	0.1%	(1.3%)	(2.4%)	(0.6%)
Income tax expense	(8.1%)	(8.5%)	(9.3%)	(7.8%)	(10.2%)	(7.2%)	(4.7%)	6.9%	2.1%	(9.6%)	(7.2%)	(5.3%)	(7.5%)	(5.6%)
Net income/(loss)	22.0%	24.4%	25.6%	21.3%	34.2%	20.3%	10.6%	(24.5%)	(17.0%)	37.8%	23.2%	16.1%	20.4%	16.3%

Ukraine

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	16.3	23.8	37.0	34.5	44.8	71.2	94.2	70.5	47.4	51.1	56.6	48.1	44.9	310.6
Gross margin	9.5	13.5	23.3	20.9	26.7	39.5	31.6	33.9	26.6	30.1	33.4	26.5	28.5	253.9
Gross margin, %	58.3%	56.7%	63.0%	60.6%	59.6%	55.5%	33.5%	48.1%	56.1%	58.9%	59.0%	55.1%	63.5%	81.7%
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6	11.6	6.3	10.0	12.1	7.6	10.1	164.6
Adjusted OIBDA, %	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%	53.0%
SG&A	16.0	16.5	16.5	17.5	23.4	30.0	32.7	21.6	19.5	19.5	20.7	18.7	18.3	88.1
including Sales & Marketing Expenses	5.8	5.5	5.3	5.2	6.7	7.9	8.7	4.7	3.5	3.8	5.1	3.5	3.3	17.0
including advertising	3.9	3.7	2.7	3.5	4.7	5.1	4.5	1.9	1.7	1.6	2.3	1.6	0.9	7.2
including General & Administrative Costs	10.2	11.0	11.2	12.3	16.7	22.1	24.0	16.9	16.0	15.7	15.6	15.2	15.0	71.1
SG&A, %	98.2%	69.3%	44.6%	50.7%	52.2%	42.1%	34.7%	30.6%	41.1%	38.2%	36.6%	38.9%	40.8%	28.4%
Net Income attributable to OJSC VimpelCom	-18.4	-17.2	-6.4	-17.6	-19.7	-5.8	-36.7	-323.1	-14.4	-10.5	-38.2	-26.9	-7.8	29.8
Capital Expenditures	29.3	46.0	26.0	55.2	26.6	54.1	46.9	57.8	2.9	2.9	3.0	11.0	6.0	58.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	16.3	23.8	37.0	34.5	36.3	44.9	66.3	46.3	25.7	28.6	32.3	23.8	22.9	291.4
including Mobile Interconnect	5.4	7.6	10.9	10.9	11.5	12.6	18.0	13.6	8.2	8.0	8.0	6.6	5.5	59.2
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	1.5	3.9	-6.3	6.6	1.2	3.8	6.4	2.2	3.5	158.4
Adjusted OIBDA, %	n/a	n/a	17.6%	10.4%	4.1%	8.7%	n/a	14.3%	4.7%	13.3%	19.8%	9.2%	15.3%	54.4%
Subscriptions (‘000)	1,953	1,822	2,212	1,941	1,971	2,111	2,403	2,052	1,894	1,934	2,199	2,005	1,951	24,059
ARPU, US$	3.0	4.2	5.8	5.6	6.1	7.5	9.7	7.0	4.5	5.2	5.4	3.9	3.8	5.0
MOU, min	138.0	159.9	168.2	183.2	210.2	231.0	261.5	230.0	213.3	217.8	203.7	201.3	197.2	426.7
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%	16.9%	15.9%	32.2%	21.9%	15.1%	14.4%	29.4%	18.5%	6.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	0	0	0	0	8.5	26.3	27.9	24.2	21.7	22.5	24.3	24.3	22.0	19.2
including business segment	0	0	0	0	5.5	16.9	18.9	14.8	11.1	10.2	10.4	10.3	9.4	9.2
including wholesale segment	0	0	0	0	2.5	8.1	7.6	8.0	9.3	10.7	12.3	12.4	10.0	11.0
including residential segment	0	0	0	0	0.4	1.3	1.4	1.4	1.3	1.6	1.6	1.6	2.6	2.9
Adjusted OIBDA	0	0	0	0	1.7	5.5	4.7	5.0	5.1	6.2	5.7	5.4	6.6	6.2
Adjusted OIBDA, %	0	0	0	0	20.0%	20.9%	16.8%	20.7%	23.5%	27.6%	23.5%	22.2%	30.0%	32.3%
Broadband subscriptions (‘000)	0	0	0	0	12.1	13.1	16.1	24.1	39.6	52.7	70.1	109.3	133.8	164.0
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB fixed-line subscriptions (‘000)	0	0	0	0	12.1	13.1	16.1	24.1	39.6	52.7	70.1	109.3	133.8	164.0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	(6.5)	(3.1)	6.5	3.6	3.2	9.4	(1.6)	11.6	6.3	10.0	12.1	7.6	10.1	164.6
Depreciation	(3.2)	(4.3)	(4.5)	(13.0)	(11.2)	(15.0)	(18.0)	(14.9)	(10.7)	(11.9)	(14.1)	(13.7)	(10.6)	(54.3)
Amortization	(5.2)	(5.2)	(5.2)	(3.1)	(7.2)	(12.4)	(12.8)	(10.3)	(6.8)	(6.8)	(6.7)	(16.1)	(4.3)	(53.5)
Impairment loss	—	—	—	—	—	—	—	(90.1)	—	—	—	—	—	—
Operating income	(14.9)	(12.6)	(3.2)	(12.5)	(15.2)	(18.0)	(32.4)	(103.7)	(11.2)	(8.7)	(8.7)	(22.2)	(4.8)	56.8
Interest income	—	—	—	—	—	—	—	—	0.1	—	0.1	0.1	0.1	3.7
Net foreign exchange gain/(loss)	(0.2)	—	—	—	—	17.2	(1.3)	(230.8)	—	4.3	(25.9)	1.6	3.8	(4.7)
Interest expense	(3.4)	(4.7)	(4.9)	(5.2)	(5.0)	(4.8)	(5.4)	(7.0)	(4.7)	(5.2)	(6.3)	(6.2)	(6.7)	(7.0)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	(0.2)	(0.2)	(0.7)	(1.0)	(0.7)	(0.3)	2.1	—	(1.0)	(1.7)	(0.6)	—	(4.4)
Income tax expense	0.1	0.3	1.9	0.8	1.6	0.9	4.0	14.4	1.2	(0.6)	4.1	(2.3)	(0.2)	(14.7)
Net income/(loss)	(18.4)	(17.2)	(6.4)	(17.6)	(19.6)	(5.4)	(35.4)	(325.0)	(14.6)	(11.2)	(38.4)	(29.6)	(7.8)	29.7
Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%	53.0%
Depreciation	n/a	n/a	(12.1%)	(37.6%)	(24.9%)	(21.1%)	n/a	(21.2%)	(22.6%)	(23.3%)	(25.0%)	(28.5%)	(23.6%)	(17.5%)
Amortization	n/a	n/a	(14.1%)	(9.0%)	(16.1%)	(17.4%)	n/a	(14.6%)	(14.3%)	(13.3%)	(11.8%)	(33.5%)	(9.6%)	(17.2%)
Impairment loss	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	(127.8%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	n/a	(8.6%)	(36.2%)	(33.9%)	(25.3%)	n/a	(147.1%)	(23.6%)	(17.0%)	(15.4%)	(46.2%)	(10.7%)	18.3%
Interest income	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.2%	0.0%	0.2%	0.2%	0.2%	1.2%
Net foreign exchange gain/(loss)	n/a	n/a	0.0%	0.0%	0.0%	24.2%	n/a	(327.4%)	0.0%	8.4%	(45.8%)	3.3%	8.5%	(1.5%)
Interest expense	n/a	n/a	(13.2%)	(15.1%)	(11.2%)	(6.7%)	n/a	(9.9%)	(9.9%)	(10.2%)	(11.1%)	(12.9%)	(14.9%)	(2.3%)
Equity in net gain/(loss) of associates	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	(0.6%)	(2.0%)	(2.3%)	(1.1%)	n/a	3.0%	0.0%	(1.9%)	(2.9%)	(1.1%)	(0.1%)	(1.4%)
Income tax expense	n/a	n/a	5.1%	2.3%	3.6%	1.3%	n/a	20.4%	2.5%	(1.2%)	7.2%	(4.8%)	(0.4%)	(4.7%)
Net income/(loss)	n/a	n/a	(17.3%)	(51.0%)	(43.8%)	(7.6%)	n/a	(461.0%)	(30.8%)	(21.9%)	(67.8%)	(61.5%)	(17.4%)	9.6%

CIS

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	194.6	236.3	268.6	280.0	272.1	316.9	345.6	349.1	285.2	280.1	297.0	293.5	294.8	336.2
Gross margin	147.3	181.2	202.9	212.1	204.0	242.6	266.4	264.2	218.2	213.4	228.6	222.9	222.2	254.2
Gross margin, %	75.7%	76.7%	75.5%	75.8%	75.0%	76.6%	77.1%	75.7%	76.5%	76.2%	77.0%	75.9%	75.4%	75.6%
Adjusted OIBDA	96.4	120.0	137.6	141.4	134.0	148.4	176.9	169.9	140.4	138.7	154.7	144.5	139.6	161.9
Adjusted OIBDA, %	49.5%	50.8%	51.2%	50.5%	49.2%	46.8%	51.2%	48.7%	49.2%	49.5%	52.1%	49.2%	47.4%	48.2%
SG&A	49.1	59.8	62.8	66.4	68.0	92.0	88.1	93.1	76.0	72.5	73.3	78.0	79.1	90.1
including Sales & Marketing Expenses	16.4	20.5	22.0	27.8	22.2	26.0	30.4	34.8	19.2	15.8	20.5	21.4	18.2	21.4
including advertising	5.3	7.0	7.8	9.5	8.7	10.3	10.0	13.4	4.9	3.6	4.6	6.7	5.0	6.6
including General & Administrative Costs	32.7	39.3	40.8	38.6	45.8	66.0	57.7	58.3	56.8	56.7	52.8	56.6	60.9	68.7
SG&A, %	25.2%	25.3%	23.4%	23.7%	25.0%	29.0%	25.5%	26.7%	26.6%	25.9%	24.7%	26.6%	26.8%	26.8%
Net Income attributable to VimpelCom Ltd	15.3	20.8	41.9	22.2	8.3	21.5	50.6	46.8	0.4	32.9	37.9	16.7	27.1	28.4
Capital Expenditures	74.6	99.8	95.9	273.4	119.4	184.8	139.9	145.7	6.6	21.7	21.5	57.1	32.3	70.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	160.4	201.1	231.1	243.7	234.4	273.3	302.9	306.4	248.6	245.3	260.0	259.0	260.8	297.4
including Mobile Interconnect	23.0	30.1	34.3	39.6	35.5	39.9	46.2	48.8	37.5	38.8	43.6	44.1	46.3	52.2
Adjusted OIBDA	80.2	101.5	118.1	118.6	115.0	127.7	156.3	149.4	123.0	123.0	137.4	128.8	125.4	147.6
Adjusted OIBDA, %	50.0%	50.5%	51.1%	48.7%	49.1%	46.7%	51.6%	48.8%	49.5%	50.1%	52.8%	49.7%	48.1%	49.6%
Subscriptions (‘000)	5,200	5,740	6,672	7,578	8,244	9,111	10,261	11,300	11,480	11,692	12,036	11,337	13,125	13,875

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	34.2	35.2	37.6	36.3	37.8	43.5	42.8	42.7	36.7	34.8	37.0	34.5	34.0	38.8
including business segment	0	0	0	0	1.0	3.3	3.2	3.2	3.0	3.1	3.0	8.7	7.5	7.9
including wholesale segment	0	0	0	0	0.5	1.7	1.9	2.2	1.5	1.5	2.1	6.9	13.4	17.3
including residential segment	34.2	35.2	37.6	36.3	36.3	38.5	37.7	37.3	32.2	30.2	31.9	18.9	13.1	13.6
Adjusted OIBDA	16.2	18.5	19.5	22.8	19.0	20.7	20.6	20.5	17.4	15.7	17.3	15.7	14.2	14.3
Adjusted OIBDA, %	47.4%	52.6%	51.9%	62.8%	50.3%	47.6%	48.1%	48.0%	47.4%	45.1%	46.8%	45.5%	41.8%	36.9%
Broadband subscriptions (‘000)	0	0	0	0	0	0	5.4	15.2	22.3	27.1	26.7	36.5	58.4	81.8
BB subscritions using USB modems (‘000)		0	0	0	0	0	0	0	0	0	0	0	14.5	17.1
BB fixed-line subscriptions (‘000)		0	0	0	0	0	5.4	15.2	22.3	27.1	26.7	36.5	43.9	64.7

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	96.4	120.0	137.6	141.4	134.0	148.4	176.9	169.9	140.4	138.7	154.7	144.5	139.6	161.9
Depreciation	(33.3)	(40.6)	(31.4)	(49.7)	(58.5)	(60.3)	(49.7)	(70.3)	(55.7)	(49.7)	(59.4)	(72.8)	(60.0)	(58.1)
Amortization	(19.5)	(20.1)	(20.9)	(22.3)	(25.1)	(26.9)	(31.9)	(32.5)	(26.6)	(24.1)	(24.0)	(23.6)	(20.6)	(21.6)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	43.6	59.3	85.3	69.4	50.4	61.2	95.3	67.1	58.1	64.9	71.3	48.1	59.0	82.2
Interest income	0.1	0.2	0.8	—	0.4	0.7	0.7	1.1	1.2	1.7	2.2	2.6	3.1	3.3
Net foreign exchange gain/(loss)	9.9	4.5	0.2	4.7	1.6	4.2	6.0	(27.9)	(49.7)	(3.0)	(2.5)	(1.6)	(5.1)	(17.4)
Interest expense	(6.1)	(6.2)	(8.0)	(10.0)	(8.6)	(7.6)	(8.0)	(10.1)	(9.4)	(8.5)	(9.0)	(11.1)	(8.1)	(8.0)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.1)	(0.1)
Other (expense)/income, net	(5.2)	(2.4)	2.1	4.1	(7.0)	(2.3)	(3.3)	(5.1)	(5.6)	0.5	(3.4)	(2.0)	(0.9)	(2.3)
Income tax expense	(15.7)	(19.5)	(19.0)	(28.0)	(14.2)	(17.7)	(29.2)	46.7	(1.6)	(14.7)	(15.5)	(16.8)	(8.4)	—
Net income/(loss)	26.6	35.9	61.4	40.0	22.6	38.5	61.5	71.9	-7.0	40.4	43.1	20.1	39.5	57.7

Adjusted OIBDA margin as a percentage of net operating revenue	49.5%	50.8%	51.2%	50.5%	49.2%	46.8%	51.2%	48.7%	49.2%	49.5%	52.1%	49.2%	47.4%	48.2%
Depreciation	(17.1%)	(17.2%)	(11.6%)	(17.7%)	(21.5%)	(19.0%)	(14.4%)	(20.2%)	(19.5%)	(17.7%)	(20.0%)	(24.8%)	(20.5%)	(17.4%)
Amortization	(10.0%)	(8.5%)	(7.8%)	(8.0%)	(9.2%)	(8.5%)	(9.2%)	(9.3%)	(9.3%)	(8.6%)	(8.1%)	(8.0%)	(7.0%)	(6.4%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	22.4%	25.1%	31.8%	24.8%	18.5%	19.3%	27.6%	19.2%	20.4%	23.2%	24.0%	16.4%	19.9%	24.4%
Interest income	0.1%	0.1%	0.3%	0.0%	0.1%	0.2%	0.2%	0.3%	0.4%	0.6%	0.7%	0.9%	1.1%	1.0%
Net foreign exchange gain/(loss)	5.1%	1.9%	0.1%	1.7%	0.6%	1.3%	1.7%	-8.0%	-17.4%	-1.1%	-0.8%	-0.5%	-1.7%	-5.2%
Interest expense	-3.1%	-2.6%	-3.0%	-3.6%	-3.2%	-2.4%	-2.3%	-2.9%	-3.3%	-3.0%	-3.0%	-3.8%	-2.7%	-2.4%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%	0.0%	0.3%	0.0%	0.0%
Other (expense)/income, net	-2.7%	-1.0%	0.7%	1.5%	-2.6%	-0.7%	-1.1%	-1.6%	-2.1%	0.2%	-1.1%	-0.8%	-0.4%	-0.7%
Income tax expense	-8.1%	-8.3%	-7.1%	-10.0%	-5.2%	-5.6%	-8.4%	13.4%	-0.6%	-5.2%	-5.2%	-5.7%	-2.8%	0.0%
Net income/(loss)	13.7%	15.2%	22.9%	14.3%	8.3%	12.1%	17.8%	20.6%	-2.5%	14.4%	14.5%	6.8%	13.4%	17.2%

Kazakhstan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	119.4	149.3	167.1	174.6	162.8	185.3	198.6	196.9	153.9	157.1	171.9	170.4	159.5	184.3
Gross margin	88.2	112.0	122.1	128.4	118.9	140.8	152.6	148.8	116.7	120.3	136.0	133.0	123.2	145.2
Gross margin, %	73.9%	75.0%	73.1%	73.5%	73.0%	76.0%	76.8%	75.6%	75.8%	76.6%	79.1%	78.1%	77.2%	78.8%
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5	105.7
Adjusted OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%	57.4%
SG&A	25.4	31.7	32.7	33.8	34.8	43.5	45.9	50.4	37.4	34.5	34.4	39.3	35.0	39.1
including Sales & Marketing Expenses	11.0	14.2	13.8	17.1	12.9	15.1	17.6	22.7	11.9	8.8	10.4	12.7	9.4	12.9
including advertising	3.7	4.5	5.0	5.5	4.7	5.8	5.5	8.8	3.0	1.2	1.9	3.8	2.4	3.8
including General & Administrative Costs	14.4	17.5	18.9	16.7	21.9	28.4	28.3	27.7	25.5	25.7	24.0	26.6	25.6	26.2
SG&A, %	21.3%	21.2%	19.6%	19.4%	21.4%	23.5%	23.1%	25.6%	24.3%	22.0%	20.0%	23.1%	21.9%	21.2%
Net Income attributable to VimpelCom Ltd	13.1	16.4	21.7	19.8	14.1	19.5	29.9	76.4	-12.5	30.0	40.8	25.8	36.0	43.9
Capital Expenditures	31.2	45.8	40.5	96.4	42.6	55.4	77.1	79.7	3.3	11.0	10.0	19.5	5.9	25.8

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	119.4	149.3	167.1	174.6	162.0	182.5	195.9	193.7	151.6	154.8	169.3	167.7	156.3	180.5
including Mobile Interconnect	20.5	26.5	28.5	33.0	28.4	30.9	32.2	31.4	23.4	23.4	25.4	25.0	23.4	25.4
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.3	106.2	97.7	78.7	85.6	101.7	93.9	88.1	104.9
Adjusted OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.6%	52.8%	54.2%	50.4%	51.9%	55.3%	60.1%	56.0%	56.4%	58.1%
Subscriptions (‘000)	3,501	3,858	4,343	4,604	4,777	5,098	5,614	6,270	6,377	6,635	6,835	6,135	6,062	6,339
ARPU, US$	12.2	13.6	13.6	13.0	11.6	12.3	12.1	10.8	7.8	7.9	8.2	8.5	8.4	9.6
MOU, min	72.3	88.8	112.7	98.9	99.1	109.7	108.1	100.5	81.1	90.7	98.1	102.3	102.2	125.1
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%	7.6%	7.4%	7.3%	9.2%	5.7%	9.3%	22.2%	11.4%	8.9%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	0	0	0	0	0.8	2.8	2.7	3.2	2.3	2.3	2.6	2.7	3.2	3.8
including business segment	0	0	0	0	0.3	1.0	0.8	1.0	0.7	0.8	0.5	0.5	0.6	0.6
including wholesale segment	0	0	0	0	0.5	1.8	1.9	2.2	1.5	1.4	2.0	2.1	2.4	3.0
including residential segment	0	0	0	0	0.001	0.003	0.003	0.05	0.1	0.1	0.1	0.1	0.2	0.2
Adjusted OIBDA	0	0	0	0	0.0	0.1	-0.1	0.0	0.0	-0.4	0.0	0.0	0.4	0.8
Adjusted OIBDA, %	0	0	0	0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	12.5%	21.1%
Broadband subscriptions (‘000)	0	0	0	0	0	0	0	0.2	0.2	0.3	0.3	1.3	2.7	4.3
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	0	0.2	0.2	0.3	0.3	1.3	2.7	4.3

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5	105.7
Depreciation	(15.9)	(17.5)	(14.9)	(20.2)	(21.6)	(25.7)	(24.0)	(28.7)	(23.9)	(21.6)	(24.9)	(27.4)	(18.5)	(21.9)
Amortization	(9.2)	(9.5)	(9.1)	(9.7)	(9.7)	(11.1)	(15.9)	(16.0)	(14.1)	(12.8)	(12.7)	(13.0)	(13.3)	(13.2)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	36.9	53.3	64.1	62.3	50.7	59.6	66.2	53.0	40.7	50.8	64.1	53.5	56.7	70.6
Interest income	—	—	0.6	(0.4)	0.2	0.3	0.2	0.3	0.3	0.4	1.1	0.6	0.3	0.7
Net foreign exchange gain/(loss)	10.5	2.4	1.6	1.0	(1.9)	(0.1)	2.5	(1.9)	(51.7)	1.9	(0.8)	0.3	0.4	(0.1)
Interest expense	(4.3)	(4.1)	(4.9)	(5.1)	(3.4)	(3.2)	(3.0)	(3.1)	(1.5)	(1.6)	(0.9)	(2.9)	(0.1)	(0.3)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.2)	(0.1)
Other (expense)/income, net	(4.1)	(1.4)	2.0	5.3	(4.0)	(0.5)	(4.4)	0.3	(5.2)	(0.3)	(0.8)	(1.5)	(0.4)	(0.6)
Income tax expense	(12.8)	(17.3)	(19.9)	(23.8)	(13.5)	(18.7)	(20.6)	52.8	0.6	(10.8)	(13.1)	(18.6)	(8.7)	(11.6)
Net income/(loss)	26.2	32.9	43.5	39.1	28.1	37.4	40.9	101.5	(16.8)	39.9	49.6	32.3	48.0	58.6

Adjusted OIBDA margin as a percentage of net operating revenue	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%	57.4%
Depreciation	(13.3%)	(11.7%)	(8.9%)	(11.5%)	(13.3%)	(13.8%)	(12.1%)	(14.6%)	(15.5%)	(13.8%)	(14.5%)	(16.1%)	(11.7%)	(11.9%)
Amortization	(7.7%)	(6.4%)	(5.4%)	(5.6%)	(6.0%)	(6.0%)	(8.0%)	(8.1%)	(9.2%)	(8.1%)	(7.4%)	(7.6%)	(8.3%)	(7.2%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	30.9%	35.7%	38.4%	35.7%	31.1%	32.2%	33.3%	26.9%	26.4%	32.3%	37.3%	31.4%	35.5%	38.3%
Interest income	0.0%	0.0%	0.4%	(0.2%)	0.1%	0.2%	0.1%	0.2%	0.2%	0.3%	0.6%	0.4%	0.2%	0.4%
Net foreign exchange gain/(loss)	8.8%	1.6%	1.0%	0.6%	(1.2%)	(0.1%)	1.3%	(1.0%)	(33.6%)	1.2%	(0.5%)	0.2%	0.3%	(0.1%)
Interest expense	(3.6%)	(2.7%)	(2.9%)	(2.9%)	(2.1%)	(1.7%)	(1.5%)	(1.6%)	(1.0%)	(1.0%)	(0.5%)	(1.7%)	(0.1%)	(0.2%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	(0.1%)	0.0%	0.0%	0.0%	0.1%	0.0%	(0.3%)	0.0%	0.5%	(0.1%)	(0.1%)
Other (expense)/income, net	(3.5%)	(1.0%)	1.0%	2.9%	(2.3%)	(0.3%)	(2.2%)	0.1%	(3.3%)	(0.2%)	(0.4%)	(0.9%)	(0.2%)	(0.3%)
Income tax expense	(10.7%)	(11.6%)	(11.9%)	(13.6%)	(8.3%)	(10.1%)	(10.4%)	26.8%	0.4%	(6.9%)	(7.6%)	(10.9%)	(5.5%)	(6.3%)
Net income/(loss)	21.9%	22.0%	26.0%	22.4%	17.3%	20.2%	20.6%	51.5%	(10.9%)	25.4%	28.9%	19.0%	30.1%	31.8%

Uzbekistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	18.2	23.2	30.2	36.5	39.5	52.0	58.4	66.5	58.5	52.6	50.1	50.2	45.3	51.4
Gross margin	15.2	20.0	25.8	31.0	33.4	43.0	48.6	52.8	47.1	41.2	37.7	37.9	34.3	39.2
Gross margin, %	83.5%	86.2%	85.4%	84.9%	84.6%	82.7%	83.2%	79.4%	80.5%	78.3%	75.2%	75.5%	75.7%	76.3%
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6	20.1
Adjusted OIBDA, %	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%	39.1%
SG&A	6.4	8.4	8.7	13.1	12.3	14.9	15.4	18.3	13.6	13.9	13.8	14.3	14.1	18.6
including Sales & Marketing Expenses	2.8	2.5	3.9	5.3	4.9	5.1	6.6	7.1	3.8	3.7	4.8	4.3	3.5	3.8
including advertising	0.7	0.9	1.1	1.4	2.0	1.9	2.3	2.3	0.9	1.4	1.6	1.0	1.0	1.2
including General & Administrative Costs	3.6	5.9	4.8	7.8	7.4	9.8	8.8	11.2	9.8	10.2	9.0	10.0	10.6	14.8
SG&A, %	35.2%	36.2%	28.8%	35.9%	31.1%	28.7%	26.4%	27.5%	23.2%	26.4%	27.5%	28.5%	31.1%	36.2%
Net Income attributable to VimpelCom Ltd	2.5	4.3	6.9	6.0	7.5	14.4	22.0	11.8	9.7	5.3	1.8	(1.5)	(10.6)	(2.9)
Capital Expenditures	7.9	18.5	23.8	83.6	48.0	82.8	28.4	17.2	1.1	7.4	7.2	21.1	17.9	28.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	18.2	23.2	30.2	36.5	38.7	49.5	55.5	63.5	55.5	49.5	46.8	47.5	42.9	48.9
including Mobile Interconnect	0.002	0.003	0.004	0.01	0.01	0.01	0.01	3.4	3.0	3.8	5.0	5.5	5.1	5.3
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.6	27.3	32.0	33.0	31.9	25.7	22.2	22.0	18.6	19.2
Adjusted OIBDA, %	47.8%	49.1%	56.0%	48.8%	53.2%	55.2%	57.7%	52.0%	57.5%	51.9%	47.4%	46.3%	43.4%	39.3%

Subscriptions (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2	2,754.2	3,148.0	3,636.2	3,653.1	3,604.6	3,652.0	3,515.0	3,489.0	3,997.0
ARPU, US$	6.7	7.2	7.6	6.8	5.8	6.6	6.5	6.5	5.2	4.7	4.5	4.6	4.2	4.1
MOU, min	242.2	265.6	289.8	283.4	265.3	294.6	298.5	288.6	238.6	225.6	409.3	387.3	369.2	383.0
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%	13.1%	14.2%	14.9%	15.1%	11.2%	17.4%	20.1%	14.7%	3.7%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	0	0	0	0	0.8	2.5	2.9	3.0	3.0	3.1	3.3	2.7	2.4	2.5
including business segment	0	0	0	0	0.7	2.3	2.3	2.2	2.3	2.3	2.6	2.1	1.5	1.7
including wholesale segment	0	0	0	0	0.00	0.00	0.10	0.10	0.00	0.00	0.00	0.00	0.4	0.3
including residential segment	0	0	0	0	0.10	0.20	0.50	0.70	0.70	0.70	0.70	0.60	0.5	0.5
Adjusted OIBDA	0	0	0	0	0.3	0.5	1	1.2	1.2	1.2	1.3	1	1.0	0.9
Adjusted OIBDA, %	0	0	0	0	37.5%	20.0%	34.5%	40.0%	40.0%	38.7%	39.4%	37.0%	41.7%	36.0%

Broadband subscriptions (‘000)	0	0	0	0	0	0	0	5.8	6.8	7.6	8.3	9.0	17.7	21.2
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	7.7	10.5
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	0	5.8	6.8	7.6	8.3	9.0	10.0	10.7

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6	20.1
Depreciation	(3.1)	(3.3)	(4.0)	(5.1)	(6.7)	(6.8)	(7.2)	(8.9)	(11.4)	(11.2)	(12.4)	(20.7)	(21.9)	(13.1)
Amortization	(3.4)	(3.4)	(3.4)	(3.5)	(3.8)	(3.7)	(3.8)	(4.6)	(4.1)	(3.6)	(3.5)	(2.9)	(3.4)	(3.4)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	2.2	4.7	9.5	9.2	10.4	17.3	22.0	20.7	17.6	12.1	7.6	(0.6)	(5.7)	3.6
Interest income	—	—	—	—	—	—	—	—	—	—	—	0.8	0.8	0.8
Net foreign exchange gain/(loss)	(0.3)	—	(0.3)	(0.5)	(0.2)	(0.2)	(0.5)	(3.7)	(2.4)	(3.5)	(1.2)	(0.1)	(3.7)	(3.1)
Interest expense	(0.3)	(0.5)	(1.0)	(1.3)	(1.6)	(0.1)	(0.4)	(2.1)	(3.3)	(2.4)	(3.5)	(3.5)	(3.5)	(3.4)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	—	0.2	—	—	(0.3)	2.6	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.8)
Income tax expense	(1.0)	(0.1)	1.5	1.5	1.0	2.2	1.3	2.9	1.6	0.5	0.6	(2.4)	(1.9)	(0.2)
Net income/(loss)	2.5	4.3	6.9	5.9	7.6	14.5	22.4	11.8	10.1	5.6	2.2	(1.1)	(10.3)	(2.7)

Adjusted OIBDA margin as a percentage of net operating revenue	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%	39.1%
Depreciation	(17.0%)	(14.1%)	(13.2%)	(14.0%)	(17.0%)	(13.1%)	(12.3%)	(13.4%)	(19.5%)	(21.3%)	(24.7%)	(41.2%)	(48.4%)	(25.5%)
Amortization	(18.7%)	(14.7%)	(11.3%)	(9.6%)	(9.6%)	(7.1%)	(6.5%)	(6.9%)	(7.0%)	(6.8%)	(7.0%)	(5.8%)	(7.5%)	(6.6%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	12.1%	20.3%	31.5%	25.2%	26.3%	33.3%	37.7%	31.1%	30.1%	23.0%	15.2%	(1.2%)	(12.6%)	7.0%
Interest income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%	1.8%	1.6%
Net foreign exchange gain/(loss)	-1.6%	0.0%	-1.0%	-1.4%	-0.5%	-0.4%	-0.9%	-5.6%	-4.1%	-6.7%	-2.4%	(0.2%)	(8.2%)	(6.0%)
Interest expense	-1.6%	-2.2%	-3.3%	-3.6%	-4.1%	-0.2%	-0.7%	-3.2%	-5.6%	-4.6%	-7.0%	(7.0%)	(7.7%)	(6.6%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	-0.7%	0.0%	0.6%	0.1%	0.0%	-0.6%	4.5%	-0.2%	-0.4%	-0.1%	-0.2%	(0.2%)	(0.2%)	(1.6%)
Income tax expense	-5.5%	-0.4%	5.0%	4.1%	2.5%	4.2%	2.2%	4.4%	2.7%	1.0%	1.2%	(4.8%)	(4.2%)	(0.4%)
Net income/(loss)	13.7%	18.5%	22.8%	16.2%	19.2%	27.9%	38.4%	17.7%	17.3%	10.6%	4.4%	(2.2%)	(22.7%)	(5.3%)

Armenia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	54.1	58.4	63.4	59.8	59.1	64.7	68.8	63.7	52.7	49.2	51.4	47.3	41.7	44.5
Gross margin	42.4	46.0	49.8	47.3	45.8	50.0	52.6	48.7	41.3	37.8	38.8	35.3	30.8	31.7
Gross margin, %	78.4%	78.8%	78.5%	79.1%	77.5%	77.3%	76.5%	76.5%	78.4%	76.8%	75.5%	74.6%	73.9%	71.2%
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1	19.1
Adjusted OIBDA, %	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%	42.9%
SG&A	14.2	14.8	15.9	13.4	16.7	18.7	18.5	16.7	13.2	11.8	12.1	12.6	11.5	12.4
including Sales & Marketing Expenses	1.7	2.2	2.4	3.5	2.7	3.8	3.7	2.5	1.7	1.6	1.6	2.3	1.5	1.8
including advertising	0.6	0.8	0.8	1.7	1.2	1.6	1.1	1.2	0.6	0.6	0.5	1.1	0.6	0.8
including General & Administrative Costs	12.5	12.6	13.5	9.9	14.0	14.9	14.8	14.2	11.5	10.2	10.5	10.3	10.0	10.6
SG&A, %	26.2%	25.3%	25.1%	22.4%	28.3%	28.9%	26.9%	26.2%	25.0%	24.0%	23.5%	26.6%	27.6%	27.9%
Net Income attributable to VimpelCom Ltd	2.6	4.0	16.0	0.3	-15.0	-1.3	3.7	-12.0	10.0	4.2	2.7	-1.6	10.7	-1.9
Capital Expenditures	5.4	20.4	20.7	44.3	14.6	20.9	19.1	23.7	0.2	0.4	1.3	7.8	3.1	3.8

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	19.9	23.2	25.8	23.5	22.9	26.4	31.6	27.2	21.3	19.7	20.3	18.3	15.1	17.5
including Mobile Interconnect	2.3	3.2	4.1	4.2	4.5	5.3	8.0	7.1	5.2	5.1	5.4	5.1	4.1	4.5
Adjusted OIBDA	11.1	11.6	13.4	9.7	10.4	10.3	13.9	12.5	10.5	9.2	9.8	7.6	6.2	7.1
Adjusted OIBDA, %	55.8%	50.0%	51.9%	41.3%	45.4%	39.0%	44.0%	46.0%	49.3%	46.7%	48.3%	41.5%	41.1%	40.6%

Subscriptions (‘000)	439.9	471.0	447.0	442.4	520.4	654.5	783.6	544.3	480.8	486.3	502.0	545.0	549.0	567.0
ARPU, US$	14.5	17.3	17.6	17.4	16.1	15.3	13.9	13.6	13.9	13.6	13.7	11.5	9.0	10.3
MOU, min	141.3	185.1	181.0	171.8	158.9	164.9	139.9	150.0	174.7	238.4	269.0	268.2	345.6	270.1
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%	13.1%	18.5%	45.7%	24.5%	12.2%	11.4%	10.5%	13.6%	16.0%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	29.0	26.6	27.0
including business segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.0	5.4	5.6
including wholesale segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.7	8.7	8.4
including residential segment	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	18.3	12.5	13.0
Adjusted OIBDA	16.2	18.5	19.5	22.8	18.7	20.0	19.6	19.2	16.7	15.6	16.5	15.1	12.9	12.0
Adjusted OIBDA, %	47.4%	52.6%	51.9%	62.8%	51.7%	52.2%	52.7%	52.6%	53.2%	52.9%	53.1%	52.1%	48.5%	44.4%

Broadband subscriptions (‘000)	0	0	0	0	0	0	5.4	9.2	15.3	19.2	18.1	26.2	38.0	56.3
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	6.8	6.6
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	5.4	9.2	15.3	19.2	18.1	26.2	31.2	49.7

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1	19.1
Depreciation	(13.9)	(18.7)	(10.6)	(21.9)	(27.0)	(22.8)	(13.2)	(26.4)	(14.0)	(10.5)	(15.7)	(17.0)	(9.8)	(12.4)
Amortization	(5.9)	(5.9)	(7.0)	(7.7)	(10.1)	(9.8)	(10.0)	(9.9)	(6.6)	(5.8)	(5.8)	(5.7)	(1.3)	(2.4)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	7.5	5.5	15.3	2.9	(8.0)	(2.3)	10.3	(4.6)	6.6	8.5	4.8	—	8.0	4.3
Interest income	0.1	0.2	0.2	0.3	0.3	0.4	0.5	0.7	0.9	1.3	1.1	1.1	1.3	1.5
Net foreign exchange gain/(loss)	(0.4)	1.5	(1.4)	1.5	(2.9)	0.6	2.9	0.4	4.9	(2.5)	1.1	(0.8)	4.0	(5.6)
Interest expense	(0.6)	(0.1)	(0.3)	(1.3)	(0.7)	(0.7)	(0.5)	(0.5)	(0.4)	(0.2)	(0.3)	(0.3)	(0.2)	(0.1)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.9)	(1.0)	—	(1.3)	(3.0)	(1.5)	(1.6)	(4.3)	(0.6)	1.1	(1.9)	(0.4)	(0.4)	(0.9)
Income tax expense	(2.9)	(1.9)	2.2	(1.8)	(0.7)	2.2	(7.9)	(3.7)	(1.4)	(4.0)	(2.1)	(1.2)	(2.0)	(1.3)
Net income/(loss)	2.8	4.2	16.0	0.3	(15.0)	(1.3)	3.7	(12.0)	10.0	4.2	2.7	(1.6)	10.7	(2.1)

Adjusted OIBDA margin as a percentage of net operating revenue	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%	42.9%
Depreciation	(25.7%)	(32.0%)	(16.8%)	(36.6%)	(45.6%)	(35.3%)	(19.2%)	(41.5%)	(26.6%)	(21.3%)	(30.6%)	(35.9%)	(23.5%)	(27.8%)
Amortization	(10.9%)	(10.1%)	(11.0%)	(12.9%)	(17.1%)	(15.1%)	(14.5%)	(15.5%)	(12.5%)	(11.8%)	(11.3%)	(12.1%)	(3.1%)	(5.4%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	13.9%	9.4%	24.1%	4.8%	(13.5%)	(3.6%)	15.0%	(7.2%)	12.5%	17.3%	9.3%	0.0%	19.2%	9.7%
Interest income	0.2%	0.3%	0.3%	0.5%	0.5%	0.6%	0.7%	1.1%	1.7%	2.6%	2.1%	2.3%	3.1%	3.4%
Net foreign exchange gain/(loss)	(0.7%)	2.6%	(2.2%)	2.5%	(4.9%)	0.9%	4.2%	0.6%	9.3%	(5.1%)	2.1%	(1.7%)	9.6%	(12.6%)
Interest expense	(1.1%)	(0.2%)	(0.5%)	(2.2%)	(1.2%)	(1.1%)	(0.7%)	(0.8%)	(0.8%)	(0.4%)	(0.6%)	(0.6%)	(0.5%)	(0.2%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(1.7%)	(1.6%)	0.0%	(2.1%)	(5.1%)	(2.2%)	(2.3%)	(6.7%)	(1.0%)	2.2%	(3.5%)	(0.9%)	(0.9%)	(2.0%)
Income tax expense	(5.4%)	(3.3%)	3.5%	(3.0%)	(1.2%)	3.4%	(11.5%)	(5.8%)	(2.7%)	(8.1%)	(4.1%)	(2.5%)	(4.8%)	(2.9%)
Net income/(loss)	5.2%	7.2%	25.2%	0.5%	(25.4%)	(2.0%)	5.4%	(18.8%)	19.0%	8.5%	5.3%	(3.4%)	25.7%	(4.7%)

Tajikistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	14.8	20.1
Gross margin	1.6	3.2	5.2	5.1	5.2	7.2	10.0	11.5	10.3	10.5	11.4	11.6	10.8	13.0
Gross margin, %	55.2%	61.5%	67.5%	63.0%	61.9%	64.3%	67.6%	70.1%	71.5%	73.4%	76.5%	74.4%	73.0%	64.7%
Adjusted OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4	6.7
Adjusted OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%	33.3%
SG&A	1.9	3.1	3.5	3.5	4.0	4.5	5.2	6.2	5.4	5.1	6.2	4.5	6.3	5.3
including Sales & Marketing Expenses	0.8	1.3	1.5	1.4	1.2	1.4	1.7	1.7	1.3	1.1	1.0	1.0	1.2	0.9
including advertising	0.3	0.7	0.5	0.5	0.6	0.6	0.5	0.5	0.3	0.2	0.3	0.3	0.3	0.2
including General & Administrative Costs	1.1	1.8	2.0	2.1	2.8	3.1	3.5	4.5	4.1	4.0	5.2	3.5	5.1	4.4
SG&A, %	65.5%	59.6%	45.5%	43.2%	47.6%	40.2%	35.1%	37.8%	37.5%	35.7%	41.6%	28.8%	42.6%	26.4%
Net Income attributable to VimpelCom Ltd	-1.0	-1.8	-0.3	-2.5	-1.2	-3.0	-0.3	-0.7	-0.2	0.0	-0.3	0.6	-0.2	1.0
Capital Expenditures	13.5	5.7	6.1	20.2	7.2	13.5	6.4	18.0	0.4	0.8	0.5	5.4	0.1	3.4

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	13.3	14.9
including Mobile Interconnect	0.2	0.4	1.7	2.1	2.0	2.9	4.7	5.4	4.3	4.7	5.4	6.0	5.6	6.9
Adjusted OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.1	5.7
Adjusted OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	30.8%	38.3%

Subscriptions (‘000)	145.3	204.9	268.4	339.4	377.9	435.3	526.6	624.6	722.3	677.1	706.0	743.0	820.0	784.0
ARPU, US$	8.7	10.1	10.8	9.0	8.0	9.4	10.4	9.6	7.1	6.9	7.2	7.2	5.6	6.1
MOU, min	205.8	224.2	230.3	216.3	205.8	241.1	255.9	243.4	171.7	173.1	173.3	173.6	157.9	167.6
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%	9.7%	10.6%	12.7%	2.7%	20.6%	14.9%	14.7%	13.6%	22.9%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	0	0	0	0	0	0	0	0	0	0	0	0	1.5	5.2
including business segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0	0	0	0	1.5	5.2
including residential segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	0.3	1.0
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	20.0%	19.2%

Broadband subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	(0.3)	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4	6.7
Depreciation	(0.3)	(0.6)	(0.9)	(1.5)	(1.7)	(3.1)	(3.1)	(3.5)	(3.5)	(3.5)	(3.5)	(4.7)	(3.7)	(4.1)
Amortization	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)	(0.3)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(0.8)	(0.7)	0.5	(0.3)	(0.6)	(0.8)	1.5	1.6	1.2	1.6	1.4	2.1	0.5	2.3
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	0.4	0.1	(0.2)	0.1	—	(0.2)	—	—	(0.2)	(0.1)	0.1
Interest expense	(0.6)	(0.8)	(0.9)	(1.2)	(1.4)	(1.6)	(1.8)	(1.8)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)	(1.5)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	0.1	—	(0.1)	0.1	(0.1)	(0.2)	(0.7)	0.3	—	(0.3)	0.1	—	—
Income tax expense	0.3	(0.1)	0.1	(1.5)	0.6	0.1	0.1	0.2	0.1	0.1	0.1	0.3	0.8	0.4
Net income/(loss)	(1.2)	(1.5)	(0.3)	(2.7)	(1.2)	(2.6)	(0.3)	(0.7)	(0.3)	0.0	(0.4)	0.7	(0.3)	1.3

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%	33.3%
Depreciation	n/a	(11.6%)	(11.7%)	(18.5%)	(20.2%)	(27.6%)	(20.9%)	(21.3%)	(24.3%)	(24.5%)	(23.5%)	(30.1%)	(24.9%)	(20.4%)
Amortization	n/a	(3.8%)	(2.6%)	(2.5%)	(2.4%)	(2.7%)	(1.4%)	(1.2%)	(1.4%)	(2.1%)	(2.0%)	(1.9%)	(1.4%)	(1.5%)
Impairment loss	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	(13.5%)	6.5%	(3.7%)	(7.1%)	(7.1%)	10.1%	9.8%	8.3%	11.2%	9.4%	13.5%	3.4%	11.4%
Interest income	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	0.0%	0.0%	4.9%	1.2%	(1.8%)	0.7%	0.0%	(1.4%)	0.0%	0.0%	(1.3%)	(0.7%)	0.5%
Interest expense	n/a	(15.4%)	(11.7%)	(14.8%)	(16.7%)	(14.3%)	(12.2%)	(11.0%)	(11.8%)	(11.9%)	(10.7%)	(10.3%)	(10.1%)	(7.5%)
Equity in net gain/(loss) of associates	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	2.0%	0.0%	(1.2%)	1.2%	(0.9%)	(1.3%)	(4.3%)	2.1%	0.0%	(2.1%)	0.7%	0.0%	0.0%
Income tax expense	n/a	(1.9%)	1.3%	(18.5%)	7.1%	0.9%	0.7%	1.2%	0.7%	0.7%	0.7%	1.9%	5.4%	2.0%
Net income/(loss)	n/a	(28.8%)	(3.9%)	(33.3%)	(14.3%)	(23.2%)	(2.0%)	(4.3%)	(2.1%)	0.0%	(2.7%)	4.5%	(2.0%)	6.5%

Georgia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.9	11.5
Gross margin	0.00	-0.01	0.03	0.24	0.8	1.6	2.6	2.6	2.9	3.6	4.7	5.1	5.7	6.1
Gross margin, %	n/a	n/a	10.0%	26.7%	33.3%	41.0%	48.1%	44.1%	48.3%	50.7%	52.8%	50.0%	52.3%	53.0%
Adjusted OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2	-0.5	0.1	1.0	0.4	1.1	1.5
Adjusted OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%	13.0%
SG&A	1.2	1.9	2.1	2.6	3.0	3.7	3.7	3.8	3.4	3.5	3.8	4.7	4.5	4.5
including Sales & Marketing Expenses	0.2	0.3	0.4	0.6	0.6	0.6	0.8	0.9	0.6	0.7	0.8	1.1	1.1	0.9
including advertising	0.0	1.2	0.3	0.4	0.3	0.4	0.6	0.6	0.2	0.2	0.3	0.4	0.3	0.4
including General & Administrative Costs	1.0	1.6	1.7	2.0	2.4	3.1	2.9	2.9	2.8	2.8	3.0	3.6	3.4	3.6
SG&A, %	n/a	950.0%	700.0%	288.9%	125.0%	94.9%	68.5%	64.4%	56.7%	49.3%	42.7%	46.1%	41.3%	39.1%
Net Income attributable to VimpelCom Ltd	-1.9	-2.0	-2.3	-1.4	0.1	-1.5	-5.3	-30.7	-3.6	-2.9	-4.1	-3.9	-6.1	-7.5
Capital Expenditures	16.6	9.4	4.8	28.9	7.0	12.2	8.9	7.1	1.6	2.1	2.5	3.3	4.3	8.9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.6	11.1
including Mobile Interconnect	0.00	0.0	0.1	0.2	0.6	0.9	1.3	1.5	1.5	1.8	2.4	2.5	2.3	2.6
Adjusted OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2	-0.5	0.1	1.0	0.4	1.1	1.5
Adjusted OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.4%	13.5%
Subscriptions (‘000)	7.3	14.0	26.6	72.7	146.2	168.6	189.0	225.1	246.4	289.2	341.0	399.0	431.0	466.0
ARPU, US$	3.2	4.8	6.3	9.0	7.4	8.2	9.9	9.7	8.4	8.8	9.2	8.4	7.5	7.9
MOU, min	47.9	82.5	85.1	121.5	87.1	89.3	109.8	129.8	121.2	123.1	129.3	131.1	125.0	140.5
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%	16.8%	13.8%	11.7%	7.8%	10.8%	10.7%	15.7%	11.2%	12.0%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenues	0	0	0	0	0	0	0	0	0	0	0	0	0.3	0.4
including business segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0	0	0	0	0.3	0.4
including residential segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	0.02	0.03
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	6.7%	7.5%
Broadband subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	(1.2)	(1.9)	(2.0)	(2.3)	(2.2)	(2.1)	(1.1)	(1.2)	(0.5)	0.1	1.0	0.4	1.1	1.5
Depreciation	(0.1)	(0.5)	(0.8)	(1.1)	(1.5)	(1.9)	(2.1)	(2.7)	(2.9)	(2.9)	(2.8)	(3.1)	(2.8)	(3.1)
Amortization	(0.9)	(1.2)	(1.3)	(1.3)	(1.3)	(2.0)	(2.0)	(1.8)	(1.7)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(2.2)	(3.6)	(4.1)	(4.7)	(5.0)	(6.0)	(5.2)	(5.7)	(5.1)	(4.5)	(3.5)	(4.3)	(3.3)	(3.1)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	0.2	0.6	0.3	2.4	6.5	4.1	1.1	(22.8)	(0.3)	1.2	(1.8)	(0.9)	(6.1)	(8.8)
Interest expense	(0.4)	(0.6)	(0.9)	(1.2)	(1.5)	(1.9)	(2.2)	(2.6)	(2.5)	(2.7)	(2.7)	(2.7)	(2.8)	(2.8)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	0.1	(0.1)	0.1	(0.1)	0.1	—	(0.2)	(0.1)	0.1	—	(0.1)
Income tax expense	(1.3)	(0.3)	0.2	0.6	0.3	0.8	0.5	0.3	0.8	0.5	0.1	0.2	0.2	0.1
Net income/(loss)	(3.7)	(3.9)	(4.5)	(2.8)	0.2	(2.9)	(5.9)	(30.7)	(7.1)	(5.7)	(8.0)	(7.6)	(12.0)	(14.7)

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%	13.0%
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(40.8%)	(31.5%)	(30.4%)	(25.7%)	(27.0%)
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(23.9%)	(19.1%)	(15.7%)	(14.7%)	(13.0%)
Impairment loss	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(63.4%)	(39.3%)	(42.2%)	(30.3%)	(27.0%)
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	16.9%	(20.2%)	(8.8%)	(55.9%)	(76.5%)
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(38.0%)	(30.3%)	(26.5%)	(25.7%)	(24.3%)
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(2.8%)	(1.2%)	1.0%	0.0%	(0.9%)
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.0%	1.1%	2.0%	1.8%	0.9%
Net income/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(80.3%)	(89.9%)	(74.5%)	(110.1%)	(127.8%)

Kyrgizia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0	0	0	25.5	27.5
Gross margin	0	0	0	0	0	0	0	0	0	0	0	0	20.0	21.4
Gross margin, %	0	0	0	0	0	0	0	0	0	0	0	0	78.4%	77.8%
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	9.5	12.8
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	37.3%	46.5%
SG&A	0	0	0	0	0	0	0	0	0	0	0	0	7.5	8.5
including Sales & Marketing Expenses	0	0	0	0	0	0	0	0	0	0	0	0	1.6	1.0
including advertising	0	0	0	0	0	0	0	0	0	0	0	0	0.5	0.2
including General & Administrative Costs	0	0	0	0	0	0	0	0	0	0	0	0	5.9	7.5
SG&A, %	0	0	0	0	0	0	0	0	0	0	0	0	29.4%	30.9%
Net Income attributable to VimpelCom Ltd	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0.0
Capital Expenditures	0	0	0	0	0	0	0	0	0	0	0	0	1.0	0.2

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0	0	0	25.5	27.5
including Mobile Interconnect	0	0	0	0	0	0	0	0	0	0	0	0	6.0	7.8
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	9.5	12.8
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	37.3%	46.5%

Subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	1,774	1,722
ARPU, US$	0	0	0	0	0	0	0	0	0	0	0	0	4.7	5.3
MOU, min	0	0	0	0	0	0	0	0	0	0	0	0	193.9	235.9
Churn 3 months active base (quarterly), %	0	0	0	0	0	0	0	0	0	0	0	0	17.2%	17.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Broadband subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	9.5	12.8
Depreciation	0	0	0	0	0	0	0	0	0	0	0	0	(3.3)	(3.4)
Amortization	0	0	0	0	0	0	0	0	0	0	0	0	(0.8)	(0.8)
Operating income	0	0	0	0	0	0	0	0	0	0	0	0	5.4	8.6
Interest income	0	0	0	0	0	0	0	0	0	0	0	0	0.7	0.3
Net foreign exchange gain/(loss)	0	0	0	0	0	0	0	0	0	0	0	0	0.4	0.2
Interest expense	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0.0
Equity in net gain/(loss) of associates	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0.0
Other (expense)/income, net	0	0	0	0	0	0	0	0	0	0	0	0	0.1	0.1
Income tax expense	0	0	0	0	0	0	0	0	0	0	0	0	(0.6)	(1.4)
Net income/(loss)	0	0	0	0	0	0	0	0	0	0	0	0	6.0	7.8

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	37.3%	46.5%
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(13.0%)	(12.3%)
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(3.1%)	(2.9%)
Operating income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	21.2%	31.3%
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	2.7%	1.1%
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.6%	0.7%
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.4%	0.4%
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(2.4%)	(5.1%)
Net income/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	23.5%	28.4%

SEA

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenue	0	0	0	0	0	0	0.0	0.0	0.0	0.9	2.4	2.4	4.4	5.5
Gross margin	0	0	0	0	0	0	0.0	0.0	0.0	-1.0	-0.7	0.5	2.3	2.8
Gross margin, %	0	0	0	0	0	0	n/a	n/a	n/a	-111.1%	-29.2%	20.8%	52.3%	50.9%
Adjusted OIBDA	0	0	0	0	0	0	0.6	-1.3	-3.8	-8.5	-13.2	-12.6	-8.6	-8.1
Adjusted OIBDA, %	0	0	0	0	0	0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-147.3%
SG&A	0	0	0	0	0	0	-0.6	1.3	3.8	7.5	12.5	13.1	10.9	10.9
including Sales & Marketing Expenses	0	0	0	0	0	0	0.0	0.0	0.0	2.2	2.7	2.5	3.0	3.1
including advertising	0	0	0	0	0	0	0.0	0.0	0.0	1.6	1.3	1.2	0.7	1.3
including General & Administrative Costs	0	0	0	0	0	0	-0.6	1.3	3.8	5.3	9.8	10.6	7.9	7.8
SG&A, %	0	0	0	0	0	0	n/a	n/a	n/a	833.3%	520.8%	545.8%	247.7%	198.2%
Net Income attributable to VimpelCom Ltd	0	0	0	0	0	0	0.6	-2.5	-0.8	-13.3	-22.1	-31.7	-18.3	-20.5
Capital Expenditures	0	0	0	0	0	0	0.4	7.4	12.9	23.6	8.2	22.8	16.9	8.8

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0.9	2.4	2.4	4.4	5.5
including Mobile Interconnect	0	0	0	0	0	0	0	0	0	0	0.2	0.3	0.6	0.8
Adjusted OIBDA	0	0	0	0	0	0	0.6	-1.3	-3.8	-8.5	-13.2	-12.6	-8.6	-8.1
Adjusted OIBDA, %	0	0	0	0	0	0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subscriptions (‘000)	0	0	0	0	0	0	0	0	0	79 *	95 *	367	491	525
ARPU, US$	0	0	0	0	0	0	0	0	0	n/m	n/m	n/m	3.5	3.5
MOU, min	0	0	0	0	0	0	0	0	0	n/m	n/m	n/m	350.7	340.7
Churn 3 months active base (quarterly), %	0	0	0	0	0	0	0	0	0	n/m	n/m	n/m	n/m	n/m

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Net operating revenue	0	0	0	0	0	0	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted OIBDA, %	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Broadband subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Adjusted OIBDA	0	0	0	0	0	0	0.6	(1.4)	(3.8)	(8.5)	(13.2)	(12.6)	(8.6)	(8.1)
Depreciation	0	0	0	0	0	0	—	—	—	(0.3)	(1.5)	(2.3)	(2.7)	(3.1)
Amortization	—	—	—	—	0	0	—	—	—	(0.2)	(0.5)	(0.3)	(0.4)	(0.4)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	0	0	0	0	0	0	0.6	(1.4)	(3.8)	(9.0)	(15.2)	(15.2)	(11.7)	(11.6)
Interest income	0	0	0	0	0	0	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	0	0	0	0	0	0	—	—	—	—	—	—	0.1	—
Interest expense	0	0	0	0	0	0	—	—	(0.3)	(0.7)	(1.3)	(1.7)	(1.8)	(2.2)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	—	(1.2)	3.1	(4.3)	(6.7)	(15.8)	(5.9)	(7.8)
Other (expense)/income, net	0	0	0	0	0	0	—	—	—	—	—	—	—	—
Income tax expense	0	0	0	0	0	0	—	—	—	—	—	—	—	—
Net income/(loss)	0	0	0	0	0	0	0.6	(2.6)	(1.0)	(14.0)	(23.2)	(32.7)	(19.3)	(21.6)

Adjusted OIBDA margin total as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Impairment loss	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net income/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

* In 2Q ‘09 and 3Q ‘09 we reported 79 and 95 thousands as active subscriptions in Cambodia which were calculated on a one month basis. Starting from 4Q09 we report active subscriptions base in Cambodia calculated on a three month basis.

VimpelCom Ltd

2Q10 Presentation

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s strategy, development plans and anticipated performance. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference.

VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

2 © VimpelCom Ltd 2010

Participants

Presentation

Q&A Session

Alexander Izosimov, President and Chief Executive Officer, VimpelCom Ltd

will be joined by:

Henk van Dalen

Chief Financial Officer, VimpelCom Ltd

Elena Shmatova

General Director, Head of Russian operations

Martin Furuseth

Chief Marketing Officer, Russian operations

Dmitry Kromsky

Head of the CIS operations

Taras Parkhomenko

Chief Marketing Officer, Ukrainian operations

Alexey Subbotin

Head of Investor Relations, VimpelCom Ltd

3 © VimpelCom Ltd 2010

Quarter in brief

• Combination of OJSC VimpelCom and Kyivstar into VimpelCom Ltd. completed April 21, 2010

• Group revenues reached $ 2.6 bn reflecting growth across all key segments of our business

• The consolidated adjusted OIBDA reached $1.3 bn with margin of 47.8% showing best in class profitability

• Operating cash flow amounted to $1.0 billion bringing the first half 2010 figure to $1.8 billion

• New structure of VimpelCom Ltd established dividing the business into four operating segments: Russia, Ukraine, CIS and South-East Asia

4 © VimpelCom Ltd 2010

Group Financial Highlights

Revenue*, USD mln

+18.4%
2,042
311
336
-47
2,642
2,231
Russia 2Q10
Ukraine 2Q10
CIS 2Q10
SEA and eliminations
VimpelCom Ltd 2Q10
VimpelCom Ltd 1Q10

OIBDA (USD mln) and OIBDA Margin**

+21.2%
964
165
162
-29
47.8%
46.7%
1,262
1,041
Russia 2Q10
Ukraine 2Q10
CIS 2Q10
SEA, HQ and eliminations
VimpelCom Ltd 2Q10
VimpelCom Ltd 1Q10

Net Income attributable to VimpelCom Ltd, USD mln

-12.3%
332
30
28
-55
335
382
Russia 2Q10
Ukraine 2Q10
CIS 2Q10
SEA, HQ and eliminations
VimpelCom Ltd 2Q10
VimpelCom Ltd 1Q10

ROCE, %

20.2%
24.3%
22.7%
2Q09
1Q10
2Q10

* Hereafter refers to Net operating revenues

5

© VimpelCom Ltd 2010

Group Financial Highlights

Revenue*, USD mln

Russia 2Q10 Ukraine 2Q10 CIS 2Q10 SEA and eliminations VimpelCom Ltd 2Q10 VimpelCom Ltd 1Q10

Net Income attributable to VimpelCom Ltd, USD mln

Russia 2Q10 Ukraine 2Q10 CIS 2Q10 SEA, HQ and eliminations VimpelCom Ltd 2Q10 VimpelComLtd 1Q10

OIBDA (USD mln) and OIBDA Margin**

Russia 2Q10 Ukraine 2Q10 CIS 2Q10 SEA, HQ and eliminations VimpelCom Ltd 2Q10 VimpelCom Ltd 1Q10

ROCE, %

2Q09 1Q10 2Q10

* Hereafter refers to Net operating revenues ** Hereafter Adjusted OIBDA and Adjusted OIBDA margin are referred to as OIBDA and OIBDA margin respectively

5 © VimpelCom Ltd 2010

Group Financial Position

Liquidity position, USD mln

4Q09 1Q10 2Q10

OIBDA LTM Capex LTM Free Cash Flow LTM

* LTM OIBDA represents an adjusted OIBDA which constitutes the sum of the lines: LTM Operating Income and LTM Depreciation, Amortization and Impairment Loss. LTM stands for the “last twelve months” to reporting date.

**Net Debt is calculated as Total Debt minus Cash and cash equivalents

Free cash flow is calculated as Net income plus depreciation, amortization and impairment loss and minus capital expenditures

Key Ratios and Indicators

($ mln) Jun 30, 2010 Mar 31, 2010 Dec 31, 2009

Cash and Cash Equivalents 2,353 1,530 1,447 Total Assets 20,943 15,032 14,733 Total Debt 6,333 6,648 7,353

-Short-term 1,532 1,356 1,813 -Long-term 4,801 5,292 5,540

Equity and redeemable noncontrolling interest 11,160 5,888 5,017 LTM OIBDA* 4,537 4,365 4,272

-LTM Depreciation, amortization and impairment loss 1,830 1,732 1,694

-LTM Operating income 2,707 2,633 2,578

LTM Interest expense 595 603 599 Debt/Equity and redeemable noncontrolling interest 0.6 1.1 1.5 Debt/OIBDALTM 1.4 1.5 1.7 OIBDA LTM/Interest expenseLTM 7.6 7.2 7.1 Debt/Assets 0.30 0.44 0.50 Net Debt** 3,980 5,118 5,906

6 © VimpelCom Ltd 2010

Group Debt Profile as of June 30, 2010* VimpelCom

Debt Maturity Schedule, USD mln

Total debt – $6.3 bn Paid in 2010 - $1.6 bn Still due in 2010 – $0.2 bn

928 231 429** 213 1,801 213 1,588 1,895 736 1,392 32 27 609 1,000

1Q10 2Q10 3Q10 4Q10 2010 2011 2012 2013 2014 2015 2016 2017 2018

- paid - due in 2010 - due after 2010

Debt Composition by Currency

17% 10% 73% 30% 9% 61% 30% 7% 63%

2Q09 1Q10 2Q10

- EUR - RUR - USD

* 1Q10 & 2Q10 figures are at actual rate.

7 All other figures at the exchange rate © VimpelCom Ltd 2010 as of June 30, 2010

** $429 million paid as of August 31, 2010

Russia: Financial Highlights

Revenue, RUR bn

OIBDA (RUR bn) and OIBDA Margin

27.3
30.4
31.2
28.0
27.2
28.9
48.6%
51.5%
50.9%
47.5%
47.5%
47.2%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

CAPEX

ROIC, %

8

© VimpelCom Ltd 2010

Russia: Financial Highlights VimpelCom

Revenue, RUR bn

59.1 61.2 58.8 61.7 56.3 57.4

10.8 9.9 9.9 9.9 9.5 9.9

45.5 49.2 51.3 48.9 47.9 51.8

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

Mobile Fixed-line

CAPEX

19.6% 16.6% 12.2% 8.3% 8.5% 10.0%

3.1 3.5 2.8 9.8 3.7 7.4

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10

CAPEX (RUR bn) Capex/Revenue LTM

OIBDA (RUR bn) and OIBDA Margin

30.4 31.2 28.9 27.3 28.0 27.2

48.6% 51.5% 50.9% 47.5% 47.5% 47.2%

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

ROIC, %

24.2% 26.5% 27.6% 32.2% 33.0% 33.0%

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

© VimpelCom Ltd 2010

8

Russia: Operating Highlights

VimpelCom

Mobile subscriptions, mln

ARPU and MOU

307
323
332
317
308
330
203
212
214
218
204
219
1Q 09
2Q 09
3Q 09
4Q 09
1Q 10
2Q 10
ARPU (RUR)
MOU (min)

Broadband subscriptions, '000

Broadband ARPU, RUR

9

© VimpelCom Ltd 2010

Russia: Operating Highlights VimpelCom

Mobile subscriptions, mln

49.4 50.0 51.0 50.9 51.3 50.9

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10

Broadband subscriptions, ‘000

1,498 650 848 1,659 763 896 1,833 896 937 2,111 1,038 1,073 2,335 1,168 1,167 2,499 1,300 1,199

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10

BB Fixed-line BB Mobile (USB modems)

ARPU and MOU

307 203 323 212 332 214 317 218 308 204 330 219

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10

ARPU (RUR) MOU (min)

Broadband ARPU, RUR

421 298 392 252 404 251 425 275 395 275 359 251

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10 BB Fixed-line BB Mobile (USB modems)

9 © VimpelCom Ltd 2010

Russia Fixed-line Operations VimpelCom

Revenue, RUR bn

+4.7%

10.7 9.9 9.9 9.9 9.5 9.9

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10

Business segment, RUR bn

+3.0%

5.8 5.3

5.0 4.8 4.5 4.6

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10

Wholesale segment, RUR bn

+8.2%

3.6 3.2 3.5 3.6 3.4 3.7

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10

Residential segment revenue, RUR bn

+2.1%

1.39 1.41 1.42 1.57 1.60 1.63

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10

10 © VimpelCom Ltd 2010

Ukraine (pro-forma): Financial Highlights

Revenue, UAH bn

3.0
3.1
3.2
3.2
2.9
3.1
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

OIBDA (UAH bn) and OIBDA Margin

1.6
1.7
1.6
1.6
1.4
1.7
52.1%
54.6%
50.2%
51.8%
49.4%
54.2%
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
OIBDA
OIBDA Margin

CAPEX, UAH mln

350
304
378
421
480
538
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10

Mobile data revenue, UAH mln

11

© VimpelCom Ltd 2010

Ukraine (pro-forma): Financial Highlights VimpelCom

Revenue, UAH bn

3.1 3.2 3.2

3.0 3.1

2.9

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

CAPEX, UAH mln

480 538 350 378 421 304

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

OIBDA (UAH bn) and OIBDA Margin

1.7 1.6 1.6 1.7 1.6 1.4 52.1% 54.6% 54.2% 50.2% 51.8% 49.4%

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 OIBDA OIBDA Margin

Mobile data revenue, UAH mln

81.7 87.9 85.4 74.7 66.1 68.6

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

11 © VimpelCom Ltd 2010

Ukraine (pro-forma): Operating Highlights VimpelCom

Mobile subscriptions, mln

24.6 24.2 24.5 24.0 23.9 24.1

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

Fixed-line broadband subscriptions, ‘000

40 53 70 109 134 164

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

ARPU (UAH) and MOU (Min)

36.1 39.8 40.8 40.0 36.1 39.2

276 296 331 379 410 431

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

ARPU (UAH) MOU (min)

Fixed-line broadband ARPU, UAH

68.5 62.0 53.7 44.7 49.8 42.8

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

© VimpelCom Ltd 2010

12

VimpelCom

CIS Operations*

Revenue, USD mln

286 280 297 294 295 336

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

Mobile Fixed-line

39 37 35 37 35 34

260 259 261 297 249 245

CAPEX, USD mln

36.8% 24.9% 16.1% 11.4% 14.9% 9.2%

6.6 21.7 21.5 57.1 32.3 70.6

1Q 09 2Q 09 3Q 09 4Q 09 1Q 10 2Q 10

CAPEX (USD mln) Capex/Revenue LTM

OIBDA (USD mln) and OIBDA Margin

140 139 155 145 140 162

49.5% 52.1% 49.2% 49.2% 47.4% 48.2%

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

OIBDA OIBDA Margin

ROIC, %

11.7% 12.1% 11.5% 10.7% 9.3% 10.1%

1Q09 2Q09 3Q09 4Q09 1Q10 2Q10

* This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kirgizstan, Tajikistan and Georgia.

13 VimpelCom Ltd 2010

VimpelCom

South-East Asia

Vietnam

Operations in 51 out of 63 provinces with 58% population coverage

0.8 mln mobile subscriptions

Cambodia

Top-3 mobile operator after the first year of operations

Active customer base increased to 525,000

25% revenue growth quarter-on-quarter

14 VimpelCom Ltd 2010

VimpelCom

Summary

Good set of quarterly results with revenue growth across all segments

Strong cash generation with operating cash flow of over $1 billion for the second quarter and $1.8 billion for the first half of 2010

Positive market growth outlook in our key markets

New organizational structure put in place

15 VimpelCom Ltd 2010

APPENDICES

VimpelCom

16

VimpelCom Ltd 2010

Map of Operations

VimpelCom

Ukraine

Population: 45.3 mln.

URS acquired: Nov ‘05

Kyivstar: Apr ‘10

Penetration: 112%

GDP* 6,400

Georgia

Population: 4.3 mln.

Acquired: Jul. 2006

Penetration: 90%

GDP* 4,500

Armenia

Population: 3.0 mln.

Acquired: Nov. 2006

Penetration: 88%

GDP* 5,900

Russia Population: 140.7 mln.

Penetration: 144%

GDP*: 15,200

Kazakhstan

Population: 15.7 mln.

Acquired: Sept. 2004

Penetration: 106%

GDP* 11,400

Kyrgyzstan

Population: 5.3 mln.

Consolidated: Jan ‘10

Penetration: 74%

GDP* 2,100

Uzbekistan

Population: 28.4 mln.

Acquired: Jan. 2006

Penetration: 58%

GDP* 2,800

Tajikistan

Population: 7.0 mln.

Acquired: Jan. 2006

Penetration: 62%

GDP* 1,800

Vietnam

Population: 89.7 mln.

JVA signed: Jul. 2008

Penetration: 119%

GDP* 2,900

Cambodia

Population: 15.0 mln.

Acquired: Jul. 2008

Penetration: 37%

GDP* 1,900

GSM & 3G licenses

GSM license only

No VIP license

VimpelCom

17

*GDP(PPP), $ per capita

VimpelCom Ltd 2010

FOREX Development

VimpleCom

3Q09 4Q09 1Q10 2Q10

Currency Opening rate Average rate Closing rate Average rate Closing rate Average rate Closing rate Average rate Closing rate

RUR 31.04 31.33 30.09 29.47 30.24 29.89 29.36 30.24 31.20

UAH 7.64 7.82 8.01 7.99 7.99 7.99 7.93 7.92 7.91

KZT 150.43 150.75 150.95 149.77 148.36 147.68 147.11 146.81 147.46

AMD 359.98 372.66 384.28 384.40 377.89 384.26 400.50 384.49 367.50

GEL 1.65 1.68 1.68 1.68 1.69 1.72 1.75 1.80 1.84

Source: National Banks of the CIS countries, Company calculations

18 VimpelCom Ltd 2010